
CHALLENGES

‘EM


ON!

AAON, Inc. engineers, manufactures and markets commercial air conditioning products including heating, ventilating, heat recovery and heat transfer coils. The company's product offering includes single unit systems containing heating, cooling and heat recovery components in a self-contained cabinet; chillers and condensing units consisting of heat exchangers, fans and compressors; air handling units consisting of coils, blowers and filters; and coils consisting of a sheet metal casing with tubes and fins.

AAON sells to a wide range of customers through sales representatives, as well as to many national accounts, such as Wal-Mart stores, Dillard's and Wendy's. Approximately 55% of the company's sales come from new construction; the remaining from renovations and replacements. AAON has about a 13% share of the commercial rooftop market and a 1% share of the coil market.

Headquartered in Tulsa, Oklahoma, AAON was founded in 1988. The company owns AAON Coil Products, Inc., a Longview, Texas-based manufacturer of coils, air handlers and condensing units. In Spring of 2004, AAON acquired Air Wise, Inc., of Mississauga, Ontario, a company that engineers, manufactures and sells custom air-handling units, makeup air units and packaged rooftop units for commercial and industrial buildings.


AIR WISE


RM
RN
RL
H2
V2
CA
CB
CL
Celebrity™
LL
HA
HB
Coils
Rooftop Air Handlers

FINANCIAL HIGHLIGHTS

			03	02		
Income Data ($000)						
Net Sales	....	173,267	148,845	155,075	157,252	154,982
Gross Profit	....	27,460	36,249	37,882	38,853	34,749
Operating Income	....	12,246	21,340	22,811	22,842	20,827
Interest Expense	....	38	21	95	892	904
Interest Income	....	183	346	214	–	–
Depreciation	....	5,732	5,435	4,915	4,380	3,465
Pre-Tax Income	....	12,379	21,853	23,110	22,486	20,359
Net Income	....	7,521	14,227	14,611	14,156	12,794
Earnings Per Share	(Basic)... [1]	0.60	1.12	1.11	1.09	0.97
	(Diluted).. [1]	0.58	1.07	1.06	1.04	0.92
Balance Sheet ($000)						
Working Capital	....	27,939	35,369	21,149	19,888	15,456
Current Assets	....	55,998	64,635	46,482	42,273	47,358
Net Fixed Assets	....	49,229	37,450	35,231	34,022	29,460
Accumulated Depreciation	....	37,017	31,285	27,114	22,273	19,063
Cash & Cash Investments	....	3,994	16,186	15,071	1,123	17
Total Assets	....	105,227	102,085	91,713	76,295	76,818
Current Liabilities	.... [2]	28,059	29,266	25,333	22,385	31,902
Long-Term Debt	.... [2]	167	–	–	985	5,853
Stockholders' Equity	....	71,171	67,428	62,310	50,041	37,012
Stockholders' Equity per Diluted Share..	[3]	5.51	5.09	4.53	3.67	2.66
Funds Flow Data ($000)						
Operations	....	16,159	16,469	21,931	23,879	14,040
Investments	....	(11,741)	(7,626)	(16,118)	(8,817)	(10,733)
Financing	....	(9,857)	(7,728)	(1,865)	(13,956)	(3,315)
Net Increase (Decrease) in Cash......		(5,192)	1,115	3,948	1,106	(8)
Ratio Analysis						
Return on Average Equity	....	10.9%	21.9%	26.0%	32.5%	36.2%
Return on Average Assets	....	7.3%	14.7%	17.4%	18.5%	18.9%
Pre-Tax Income on Sales	....	7.1%	14.7%	14.9%	14.3%	13.1%
Net Income on Sales	....	4.3%	9.6%	9.4%	9.0%	8.3%
Total Liabilities to Equity	....	0.5	0.5	0.5	0.5	1.1
Quick Ratio	.... [4]	1.1	1.3	1.5	1.1	0.9
Current Ratio	.... [2]	2.0	2.2	1.8	1.9	1.5
Year-End Price Earnings Ratio	....	28	18	17	16	13

In $ Millions

2004	173.3
2003	148.9
2002	155.1

In $ Millions as of the end of December

2004	45.0
2003	38.0
2002	30.8

As of the end of December

2004	$16.07
2003	$19.41
2002	$18.43

1 = Reflects 3-for-2 stock splits in September 2001 and June 2002.
2 = Reflects reclassification of revolving loan from long-term debt to current liabilities for the years 2000, 2001 and 2002.
3 = Actual dollars and diluted number of shares for all years reflect both 3-for-2 stock splits
4 = Cash, cash investments + receivables ÷ current liabilities


CHALLENGE:

WE'RE

Dear Shareholder, While we were quite pleased with our sales performance this past year, which represented our first gain in sales since 2001, it is important to discuss the unprecedented increases in raw material costs and their effect on our overall profitability. Just two years ago, raw sheet metal (galvanized steel) represented approximately 8 to 9% of our product selling price. During 2004, our cost of galvanized steel more than doubled from $0.25 per pound to as high as $0.54 per pound and represented 15 to18% of our product selling price. In addition, our cost of copper and aluminum climbed by more than 40%. Needless to say, elimination of a special pricing program plus the 3% price increase we installed in April 2004, and 4% increase effective in December 2004, did not cover the cost increases but were all that competition and customers would allow.

Our Response: *Get a Running Start.* In 2010, new EPA requirements will take effect, requiring manufactured HVAC equipment to use refrigerants free of chlorine, a chemical linked to the depletion of ozone in the atmosphere. That's still five years away, which may strike some as plenty of time to retool to meet new standards.

But at AAON, we decided to keep time — and opportunity — on our side by "going green" well before the EPA deadline. And so, in 2004, we became ***the first manufacturer of commercial air-conditioning equipment to make environmentally friendly R-410A available on our entire line of products.***

Standards

By rising early to the substantial tasks of redesigning products and retooling manufacturing processes, AAON gained two distinct advantages. First, we were able to realize cost savings by changing over at our own pace, in 2004 dollars. Second we positioned ourselves to serve the needs of customers who wanted to experience exactly those same benefits for themselves by switching early to equipment that uses R-410A .

AAON has spent significant dollars installing new high-pressure storage tanks to accommodate R-410A.

The CB Series – first product available exclusively with R-410A refrigerant.

New office and manufacturing plant construction increased on an industry-wide basis 8.4% and 23.9%, respectively, in 2004. This helped total industry volume in unitary products over five tons gain 7.4% to $1.27 billion from $1.18 billion. The educational, healthcare and other markets performed well, while the retail sector witnessed a rather flat performance. Aided by a shift in our sales mix to larger tonnage units (over 30 tons), the Company achieved a 16.4% increase in sales to $173.3 million from $148.8 million. Gross profit declined 24.2% to $27.5 million or 15.8% of sales from $36.2 million or 24.4% of sales. SG&A expenses as a percentage of sales declined from 10.0% or $14.9 million to 8.8% of sales or $15.2 million. Operating income decreased 42.6% to $12.2 million or 7.1% of sales from $21.3 million or 14.3% of sales, while net income decreased from $14.2 million or $1.07 per share to $7.5 million or $0.58 per share. Earnings per share calculations are based upon 12.9 million fully diluted shares outstanding in 2004 and 13.3 million in 2003.

While material costs were the key factor impacting our profitability this past year, it is important to note a number of non-recurring costs which affected our profit and loss statement. They were: startup costs involved with the new coil project in Longview, Texas, which were incurred during the first half of the year; closing of the Tulsa facility for four days during the second quarter due to electrical and computer outages; second quarter equipment failures at the Longview facility which reduced coil production needed by the Tulsa plant; and a loss of approximately $900,000 generated by AAON Canada, Inc., as a result of the acquisition of the Air Wise assets.



CHALLENGE: Commodity Price

CAPITAL EXPENDITURES. In last year's shareholders' letter, I discussed the fact that a major portion of our product line had undergone a redesign which had taken approximately four years to complete. In addition, we recognized that our production capacity was not sufficient to meet the anticipated demand for our new products. In 2004 we spent a total of $17.0 million on capital expenditures with approximately $13.0 million going to increase our physical and machinery capacity at both our Tulsa, Oklahoma, and Longview, Texas, facilities. We completed construction of a new sheet metal manufacturing plant (approximately 106,000 sq. ft.), which was added to our existing Tulsa facility, giving us a corporate total of 1,178,000 sq. ft.

At present, our machinery capacity in Tulsa can accommodate annual volume of $250-270 million while our building capacity is in the vicinity of $300-350 million annually without including the space leased to an outside company. Our Longview facility now can support $70-80 million of annual volume and has $50 million of equipment capacity. The Canadian plant has a capacity of $50 million and equipment capacity of $20 million. For 2005, we estimate total capital expenditures in the range of $7-10 million with 80-90% directed toward new manufacturing equipment and the refurbishing of old machinery.

During the past three years, we have spent $2.8 million on research, development and R&D engineering. These efforts have begun to bear fruit as our product line is now recognized as one of the most innovative in the industry. Long noted for our technological advances within the industry, the recent introduction of double wall composite foam panels for the cabinets of our products has enabled the Company to take the industry lead in this manufacturing process. Approximately 60% of the conversion of our new

Our Response: *Increase Efficiency in Every Step.* Galvanized steel, twice the price. Copper and aluminum, up 40 percent … Within one short year, unprecedented demand from emerging markets — as well as a host of other factors — have radically increased costs throughout the HVAC industry.

Of course, raising our own prices to cover the difference is one answer. And in fact, AAON ***implemented two separate price increases in 2004, both of which our sales representatives and customers accepted***, given the industry-wide nature of the situation.

Increases

But this acceptance extends only so far. To remain competitive, we at AAON must also review our performance at every turn, addressing price pressures with internal solutions that range from investigating design innovations that will allow us to reduce material usage without affecting product performance to implementing an incentive program that will help us clear the hurdle of increased prices with improved gross margins.



In the face of impending price challenges, AAON has taken a proactive roll of training sales representatives and informing customers in order to keep sales on the incline.

product line using this new cabinet design is complete. Full conversion is expected by mid 2006.

AAON'S CHANGING CHARACTER. Our corporate flexibility combined with a strong emphasis on technological innovation has enabled AAON to implement change quickly and efficiently. Traditionally, our focus has been on commercial and industrial niche markets. We are maintaining this posture, but we will be introducing a variety of new "mainstream" products. This year we will begin to market our CB series, a split system air-conditioning and heating unit composed of a condensing unit and cooling coils, with capacity of 2-5 tons, aimed at the new and replacement residential markets. This highly efficient system will use the new "green" refrigerant R-410A. In addition, the standard product meets the mandated energy efficiency requirement of 13 SEER, which will be effective January 2006. We will distribute our CB series through the Company's manufacturers' representative organization for sale to local contractors. The approved contractor will place the order through AAON's website and direct delivery will be made in accordance with the contractor's request. We believe the available market for this product and distribution method could approach $1 billion.

We have recently introduced our HB Series of 2-5 ton packaged unitary products. These units will be marketed to the light commercial rooftop customer, as well as to the new residential sector in those geographical areas where this design can be utilized. This line will have foam double wall construction, making for a lighter, stronger, more efficient product, carry a SEER rating of 13, and also use the environmentally friendly refrigerant



CHALLENGE: *Higher Efficiency*

R-410A. AAON is presently the only manufacturer to use this type of cabinetry on such a product. We estimate the size of this market to be approximately $750-900 million.

The acquisition of Air Wise based in Ontario, Canada, in May, 2004, for $1.8 million enabled AAON to enter into the custom and high end of the semi-custom rooftop and air handling markets. Subsequent to the acquisition, AAON purchased an 82,000 sq. ft. building and adjacent land costing $1.6 million after renovation and, by year end, moved Air Wise into this facility. The new plant is double the size of Air Wise's old facility and has manufacturing capacity of $50 million. The additional property should be able to accommodate up to an 180,000 sq. ft. plant, which would double its current capacity.

Since AAON Canada's relocation, we have installed software and various other management systems which have improved the company's financial, inventory, and order input systems. We are currently preparing to update the sheet metal fabricating machinery. For the partial year 2004, Air Wise had sales of $3.3 million with an operating loss of $900,000. The necessary business management systems are in place and, fortified with AAON's financial strength and aggressive manufacturer's representative network, we are confident that Air Wise can achieve total sales for 2005 in the range of $15-18 million with moderate profitability. Furthermore, we look for continued revenue and earnings growth in 2006 and beyond.

GOVERNMENT MANDATES PROVOKE CHANGE. In order to comply with the Sarbanes-Oxley Act of 2002, mandating financial reporting and accounting controls for public corporations, we are adding personnel, documenting, testing and reporting procedures at a total increase of internal annual costs of $660,000 to $800,000 and external annual costs of $520,000 to $700,000.

During the past few years the HVAC industry witnessed an increasing regulatory posture regarding both the environment and energy conservation, which was unprecedented and should have a long- term effect on the Company and its customers. These new regulations will cause multi-faceted changes not only to our product line but also to the way we conduct our business.

The Department of Energy (DOE) and the Environmental Protection Agency (EPA) have issued requirements that will affect the performance, design and components of the industry's equipment. Effective January 2006, all equipment under six tons of cooling capacity must have a Seasonal Energy Efficiency Ratio (SEER) of 13. By enlarging the heat transfer surface and having higher efficiency compressors, higher energy efficiency is attained. Our CB, HB and RM product lines (2-5 ton cooling capacity) have been designed to operate with a SEER of 13 or better.

The EPA has mandated that effective in 2010 all manufactured HVAC equipment must use refrigerants that contain no chlorine, thereby reducing the effect of ozone depletion in the atmosphere. Last year, AAON became the first manufacturer of commercial air conditioning equipment to make newer, environmentally friendly R-410A refrigerant available on its entire line of products – significantly in advance of the required deadline. The substantial costs to engineer, redesign and manufacture the new product line utilizing refrigerant R-410A now are behind us and we will witness the benefits of these efforts in 2005 and beyond.

Blower Housing assembly.

OCTOBER
U.S. patent granted to AAON for air conditioner with energy recovery heat wheel.

Completed Tulsa, Oklahoma, and Longview, Texas, plant additions yielding a total exceeding 1 million square feet.

JUNE
3-for-2 stock split.

Industry introduction of the modular air handler and chiller products.

MAY
Purchase of the assets of Air Wise, of Mississauga, Ontario, Canada

NOVEMBE
Introduction o light commerc residential 2 t ton condensin units and roof heating and cooling units

1997 1998 1999 2000 2001 2002 2003 2004

DECEMBER
Purchased 40 acres with 457,000 square foot plant and 22,000 square foot office space located across from Tulsa facility.

NOVEMBER
AAON yearly shipments exceed $100 million. Received U.S. patent for Dimpled Heat Exchanger Tube.

FALL
Expanded rooftop product line to 230 tons. Introduced evaporative condensing energy savings feature. 3-for-2 stock split.

JULY
AAON added as a member of the Russell 2000® Index.

OCTOBER
AAON, listed in *FORBES Magazine's* "Hot Shots 200 Up & Comers"

JULY
Started production of polyurethane foam-filled double-wall construction panels for rooftop and chiller products using newly purchased manufacturing equipment

Our Response: *Bold Strides in Product Innovation.* In less than a year, new Department of Energy rules will increase the required Seasonal Energy Efficiency Ratio (SEER) for cooling equipment five tons and under by 30 percent — from 10 SEER to 13 SEER.

AAON is not waiting until DOE's January 2006 deadline to comply with new regulations, however. In fact, we've already turned an obligation into a golden opportunity with our leading edge HB series of two to five-ton units.

Requirements

Featuring ***foam double-wall construction plus a multitude of other design innovations,*** these units provide an option that is lighter, stronger and more energy efficient than any other product on the market.

But more than helping us to meet new requirements, the HB also gives AAON new access to light commercial and even some residential markets, representing the opportunity for new sales totaling $8 - $9 million in value.



Lighter, stronger and more efficient units are the key to energy conservation. Once again, AAON's at the head of the game with innovative new foam insulated double-wall construction – a first in the industry.

1988

AUGUST
AAON, an Oklahoma corporation, was founded.

SEPTEMBER
Purchase of John Zink Air Conditioning Division.

1989

SPRING
AAON purchased, renovated and moved into a 184,000 square foot plant in Tulsa, Oklahoma.

Introduced a new product line of rooftop heating and air conditioning units 2-140 tons.

SUMMER
Became a publicly traded company with the reverse acquisition of Diamond Head Resources (now "AAON, Inc."), a Nevada corporation.

1990

DECEMBER
Listed on NASDAQ Small Cap – Symbol "AAON."

1991

DECEMBER
Formed AAON Coil Products, a Texas Corporation, as a subsidiary to AAON, Inc. (Nevada) and purchased coil making assets of Coils Plus

1992

1993

SPRING
AAON Coil Products purchased, renovated and moved into a 110,000 square foot plant in Longview, Texas.

SEPTEMBER
One-for-four reverse stock split. Retired $1,927,000 of subordinated debt

NOVEMBER
Listed on the NASDAQ National Market System.

1994

1995

JANUARY
Introduced a desiccant heat recovery wheel option available on all AAON rooftop units.

MARCH
Purchase of property with 26,000 square foot building adjacent to AAON Coil Products plant in Longview, Texas Issued a 10% stock dividend.

1996

SEPTEMBER
Completed expansion of the Tulsa facility to 332,000 square feet.

STRONG FINANCIAL CONDITION. [illegible] 2004 [illegible] condition. At December 31, 2004, total current assets were $58.0 [illegible] with a current ratio of 2.[illegible] We had [illegible] long-term debt and our cash [illegible] certificates of deposit were $4.[illegible] [illegible] position was achieved despite record capital expenditures of $[illegible] [illegible] the cash purchase of AirWise for $[illegible] [illegible] stock repurchase program [illegible] October 2002. During 2004, the Company purchased 255,[illegible] shares at a cost of $[illegible] [illegible] [illegible]

[illegible]

SALES REPRESENTATIVES' PERFORMANCE. [illegible] representatives [illegible] 57 [illegible] of Canada [illegible] representatives [illegible] $148.[illegible] [illegible] representative sales [illegible] December 31, 2004 [illegible] representative sales [illegible] [illegible] market and the [illegible] commercial and residential markets give the manufacturers' representatives entrance into new markets which should produce significant incremental sales. In addition, the AirWise products will allow many of our representatives to pursue the custom end of the rooftop and air handling markets' segments which were not available to them prior to the acquisition.

Over the next two to five years, we believe we can achieve and maintain an annual sales growth rate of at least 15%. Our basic product line, which has been substantially redesigned, is expected to outpace the projected industry growth rate of 5% to 6%, and we expect to experience impressive, incremental gains from new products as well as from AirWise. The manufacturers' representative network should provide a major stimulus to our future sales growth. We believe their contribution may well exceed 85% of AAON's total sales over the next two years.

EMPLOYEES. Our employees are the source of our success and are critical to our future performance. Without the efforts of our dedicated and talented personnel, the development and marketing of new innovative products would not be possible. [illegible] efforts, we have [illegible] a variety of programs and incentives [illegible] personnel [illegible] Our employees' interests are aligned [illegible] [illegible] 5% of the [illegible] [illegible] We have also [illegible] [illegible] These efforts are [illegible] [illegible]

OUTLOOK. [illegible] the Company [illegible] [illegible] our customers and government regulators. Our backlog at March 1, 2005 was $33.2 million, placing AAON on the threshold of accelerated sales growth. While material costs remain a major concern, I believe that the numerous improvements and changes we have made will produce commensurate increases in profits.

[illegible] are strengthened by the support and loyalty of our customers, sales representatives and shareholders as well as the total commitment of all our outstanding employees, all of whose names appear at the end of this report. [illegible] for your continuing confidence and commitment.

Sincerely,

Norman H. Asbjornson
President & CEO
April 14, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number: 0-18953

AAON, INC.
(Exact name of Registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	87-0448736 (IRS Employer Identification No.)
2425 South Yukon, Tulsa, Oklahoma (Address of principal executive offices)	74107 (Zip Code)

Registrant's telephone number, including area code: (918) 583-2266

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.004
(Title of Class)
Rights to Purchase Series A Preferred Stock
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ✓ No __

The aggregate market value of the common equity held by non-affiliates computed by reference to the closing price of Registrant's common stock on the last business day of Registrant's most recently completed second quarter (June 30, 2004) was $186,071,000.

As of February 28, 2005, Registrant had outstanding a total of 12,381,833 shares of its $.004 par value Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's definitive Proxy Statement to be filed in connection with the Annual Meeting of Stockholders to be held May 24, 2005, are incorporated into Part III.

TABLE OF CONTENTS

Item 1. Business.

General Development and Description of Business
AAON, Inc., a Nevada corporation, was incorporated on August 18, 1987.

The Company (including its subsidiaries) is engaged in the manufacture and sale of air-conditioning and heating equipment consisting of standardized and custom rooftop units, chillers, air-handling units, make-up air units, heat recovery units, condensing units and coils.

Products and Markets
The Company's products serve the commercial and industrial new construction and replacement markets. To date virtually all of the Company's sales have been to the domestic market, with foreign sales accounting for only 2% of its sales in 2004.

The rooftop and condenser markets consist of units installed on commercial or industrial structures of generally less than 10 stories in height. Air-handling units, chillers and coils are applicable to all sizes of commercial and industrial buildings.

The size of these markets is determined primarily by the number of commercial and industrial building completions. The replacement market consists of products installed to replace existing units/components that are worn or damaged. Historically, approximately half of the industry's market has consisted of replacement units.

The commercial and industrial new construction market is subject to cyclical fluctuations in that it is generally tied to housing starts, but has a lag factor of 6-18 months. Housing starts, in turn, are affected by such factors as interest rates, the state of the economy, population growth and the relative age of the population. When new construction is down, the Company emphasizes the replacement market.

Based on its 2004 level of sales of approximately $173 million, the Company estimates that it has a 13% share of the rooftop market and a 1% share of the coil market. Approximately 55% of the Company's sales now come from new construction and 45% from renovation/replacements. The percentage of sales for new construction vs. replacement to particular customers is related to the customer's stage of development. In the case of Wal-Mart, due to its growth posture, the Company's sales to this major customer were approximately 70% for new construction and 30% replacement.

The Company purchases certain components, fabricates sheet metal and tubing and then assembles and tests its finished products. The Company's primary finished products consist of a single unit system containing heating, cooling and/or heat recovery components in a self-contained cabinet, referred to in the industry as "unitary" products. The Company's other finished products are coils consisting of a sheet metal casing with tubing and fins contained therein, air-handling units consisting of coils, blowers and filters, condensing units consisting of coils, fans and compressors, which, with the addition of a refrigerant-to-water heat exchanger, become chillers, and make-up air units and heat recovery units.

With regard to its standardized products, the Company currently has five groups of rooftop units: its RM and RN Series offered in 21 cooling sizes ranging from two to 70 tons; its RL Series, which is offered in 15 cooling sizes ranging from 40 to 230 tons; its HA Series, which is a horizontal discharge package for either rooftop or ground installation, offered in nine sizes ranging from four to 50 tons; and its HA/HB Series, which is offered in 11 sizes ranging from two to 50 tons. The Company manufactures a Model LL chiller, which is available in both air-cooled condensing and evaporative cooled configurations. The Company's air-handling units consist of the H/V Series and the Celebrity Series. The Company's heat recovery option applicable to its RM, RN and RL units, as well as its Celebrity air handlers, respond to the U.S. Clean Air Act mandate to increase fresh air in commercial structures. The Company's products are designed to compete on the higher quality end of standardized products.

The Company's customized products have extensive flexibility in sizes and configurations.

Performance characteristics of its products range in cooling capacity from 28,000-4,320,000 BTU's and in heating capacity from 69,000-3,990,000 BTU's. All of the Company's products meet the Department of Energy's efficiency standards, which are published to define the maximum amount of energy to be used in producing a given amount of cooling.

A typical commercial building installation requires a ton of air-conditioning for every 300-400 square feet or, for a 100,000 square foot building, 250 tons of air-conditioning, which can involve multiple units.

The Company has developed and is beginning to market a residential condensing unit (CB Series).

Major Customers
The Company's largest customer last year was Wal-Mart Stores, Inc. Sales to Wal-Mart were 14%, 18% and 14% of total sales, respectively, in 2004, 2003 and 2002. The Company has no written contract with this customer.

The loss of Wal-Mart would have a material adverse affect on the Company. However, with the continuing expansion of the Company's customer base, management believes that the extent of its dependence on sales to this customer will diminish over a period of time.

In order to diversify its customer base, the Company has added to and/or upgraded its sales representation in various markets.

Sources and Availability of Raw Materials
The most important materials purchased by the Company are steel, copper and aluminum, which are obtained from domestic suppliers. The Company also purchases from other domestic manufacturers certain components, including compressors, electric motors and electrical controls used in its products. The Company endeavors to obtain the lowest possible cost in its purchases of raw materials and components, consistent with meeting specified quality standards. The Company is not dependent upon any one source for its raw materials or the major components of its manufactured products. By having multiple suppliers, the Company believes that it will have adequate sources of supplies to meet its manufacturing requirements for the foreseeable future.

The Company attempts to limit the impact of increases in raw materials and purchased component prices on its profit margins by negotiating with each of its major suppliers on a term basis from six months to one year. However, in 2004 cost increases in basic commodities, such as steel, copper and aluminum, were unprecedented in magnitude and severely impacted profit margins. In many instances, due to the significant price increases, suppliers refused to sell materials at the originally negotiated six-month or one year purchase order price.

Distribution
The Company employs a sales staff of 12 individuals and utilizes approximately 87 independent manufacturer representatives' organizations having 104 offices to market its products in the United States and Canada. The Company also has one international sales organization, which utilizes 12 distributors in other countries. Sales are made directly to the contractor or end user, with shipments being made from the Company's Tulsa, Oklahoma, Longview, Texas, and Burlington, Ontario, Canada plants to the job site. Billings are to the contractor or end user, with a commission paid directly to the manufacturer representative.

The Company's products and sales strategy focus on "niche" markets. The targeted markets for its equipment are customers seeking products of better quality than offered, and/or options not offered, by standardized manufacturers.

To support and service its customers and the ultimate consumer, the Company provides parts availability through two independent parts distributors and has factory service organizations at each of its plants. Also, a number of the manufacturer representatives utilized by the Company have their own service organizations, which, together with the Company, provide the necessary warranty work and/or normal service to customers.

The Company's warranty on its products is: for parts only, the earlier of one year from the date of first use or 14 months from date of shipment; compressors (if applicable), an additional four years; on gas-fired heat exchangers (if applicable), 15 years; and on stainless steel heat exchangers (if applicable), 25 years.

Research and Development

All R&D activities of the Company are company-sponsored, rather than customer-sponsored. R&D has involved the HB, RM, RN and RL (rooftop units), LL (chillers), CB (condensing units) and WA (wall-hung units), as well as component evaluation and refinement, development of control systems and new product development. In the last three years, the Company has incurred an average of $917,000 per year in research and development expense.

Backlog

The Company had a current backlog as of March 1, 2005, of $33,184,000, compared to $37,384,000 at March 1, 2004. The current backlog consists of orders considered by management to be firm and substantially all of which will be filled by August 1, 2005; however, the orders are subject to cancellation by the customers.

Working Capital Practices

Working capital practices in the industry center on inventories and accounts receivable. The Company regularly reviews its working capital components with a view to maintaining the lowest level consistent with requirements of anticipated levels of operation. Its greatest needs arise during the months of July-November, the peak season for inventory (primarily purchased material) and accounts receivable. The Company's working capital requirements are generally met by cash flow from operations and a bank revolving credit facility, which currently permits borrowings up to $15,150,000. The Company believes that it will have sufficient funds available to meet its working capital needs for the foreseeable future.

Seasonality

Sales of the Company's products are moderately seasonal with the peak period being July-November of each year.

Competition

In the standardized market, the Company competes primarily with Trane Company, a division of American Standard, Inc., Carrier Corporation, a subsidiary of United Technologies Corporation, Lennox International, Inc., and York International Corporation. All of these competitors are substantially larger and have greater resources than the Company. In the custom market, the Company competes with many larger and smaller manufacturers. The Company competes on the basis of total value, quality, function, serviceability, efficiency, availability of product, product line recognition and acceptability of sales outlet. However, in new construction where the contractor is the purchasing decision maker, the Company often is at a competitive disadvantage on sales of its products because of the emphasis placed on initial cost; whereas, in the replacement market and other owner-controlled purchases, the Company has a better chance of getting the business since quality and long-term cost are generally taken into account.

Employees

As of March 1, 2005, the Company had 1,131 employees and 236 temporaries, none of whom is represented by unions. Management considers its relations with its employees to be satisfactory.

Patents, Trademarks, Licenses and Concessions

The Company does not consider any patents, trademarks, licenses or concessions held by it to be material to its business operations, other than patents issued regarding its heat recovery wheel option, blower, gas-fired heat exchanger, wall-hung curb and evaporative condenser desuperheater.

Environmental Matters

Laws concerning the environment that affect or could affect the Company's domestic operations include, among others, the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, regulations promulgated under these Acts, and any other federal, state or local laws or regulations governing environmental matters. The Company believes that it presently complies with these laws and that future compliance will not materially adversely affect the Company's earnings or competitive position.

Available Information

The Company's Internet website address is http://www.aaon.com. Its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 will be available through the Company's Internet website as soon as reasonably practical after the Company electronically files such material with, or furnishes it to, the SEC.

Item 2. Properties.

The plant and office facilities in Tulsa, Oklahoma, consist of a 337,000 square foot building (322,000 sq. ft. of manufacturing/warehouse space and 15,000 sq. ft. of office space) located on a 12-acre tract of land at 2425 South Yukon Avenue (the "original facility"), and a 563,000 square foot manufacturing/warehouse building and a 22,000 square foot office building (the "expansion facility") located on a 40-acre tract of land across the street from the original facility (2440 South Yukon Avenue). Both plants are of sheet metal construction.

The original facility's manufacturing area is in a heavy industrial type building, with total coverage by bridge cranes, containing manufacturing equipment designed for sheet metal fabrication and metal stamping. The manufacturing equipment contained in the original facility consists primarily of automated sheet metal fabrication equipment, supplemented by presses, press breaks and NC punching equipment. Assembly lines consist of four cart-type conveyor lines with variable line speed adjustment, three of which are motor driven. Subassembly areas and production line manning are based upon line speed. The manufacturing facility is 1,140 feet in length and varies in width from 390 feet to 220 feet. Production at this facility averaged approximately $14.4 million per month in 2004, which is 56% of the estimated capacity of the plant. Management deems this plant to be nearly ideal for the type of rooftop products being manufactured by the Company.

The expansion facility is 39% (228,000 sq. ft.) utilized by the Company and 61% leased to a third party. The Company uses 22,000 sq. ft. for office space, 20,000 sq. ft. for warehouse space and 186,000 sq. ft. for manufacturing. The remaining 357,000 sq. ft. will afford the Company additional plant space for long-term growth.

The Company's operations in Longview, Texas, are conducted in a plant/office building at 203-207 Gum Springs Road, containing 226,000 sq. ft. on 14 acres. The manufacturing area (approximately 219,000 sq. ft.) is located in three 120-foot wide sheet metal buildings connected by an adjoining structure. The facility is built for light industrial manufacturing. An additional, contiguous 13 acres were purchased in 2004 for future expansion.

The Company's operations in Burlington, Ontario, Canada, are located at 279 Sumach Drive, consisting of an 82,000 sq. ft. office/manufacturing facility on a 5.6 acre tract of land.

Item 3. Legal Proceedings.

The Company is not a party to any pending legal proceeding which management believes is likely to result in a material liability and no such action is contemplated by or, to the best of its knowledge, has been threatened against the Company.

Item 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted to a vote of security holders, through solicitation of proxies or otherwise, during the period from October 1, 2004, through December 31, 2004.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's Common Stock is traded on the NASDAQ National Market under the symbol "AAON". The range of closing prices for the Company's Common Stock during the last two years, as reported by National Association of Securities Dealers, Inc., was as follows:

Quarter Ended	High	Low
March 31, 2003	$19.36	$12.70
June 30, 2003	$19.64	$12.48
September 30, 2003	$19.84	$16.39
December 31, 2003	$20.49	$17.13
March 31, 2004	$22.40	$18.00
June 30, 2004	$21.24	$18.78
September 30, 2004	$19.54	$15.52
December 31, 2004	$18.20	$14.16

On February 28, 2005, there were 1,034 holders of record, and 2,889 beneficial owners, of the Company's Common Stock.

Since its inception, no cash dividends have been paid on the Company's Common Stock and the Company does not anticipate paying cash dividends in the foreseeable future. There is a negative covenant under the Company's Revolving Credit and Term Loan Agreement which prohibits the declaration or payment of such dividends.

Following repurchases of approximately 12% of its outstanding Common Stock between September 1999 and September 2001, the Company announced and began its current stock repurchase program on October 17, 2002, targeting repurchases of up to an additional 10% (1,325,000 shares) of its outstanding stock. Through December 31, 2004, the Company had repurchased a total of 1,078,064 shares under the current program for an aggregate price of $18,889,535, or an average of $17.52 per share.

Repurchases during the fourth quarter of 2004 were as follows:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid Per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month #1 October 1-31, 2004	14,800	$15.43	14,800	295,536
Month #2 November 1-30, 2004	21,500	$15.78	21,500	274,036
Month #3 December 1-31, 2004	27,100	$14.89	27,100	246,936
Total	63,400	$15.32	63,400	

Item 6. Selected Financial Data.

The following selected financial data should be read in conjunction with the financial statements and related notes thereto for the periods indicated, which are included elsewhere in this report.

Results of Operations:	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(in thousands, except per share data)				
Net sales	$ 173,267	$ 148,845	$ 155,075	$ 157,252	$ 154,982
Net income	$ 7,521	$ 14,227	$ 14,611	$ 14,156	$ 12,794
Basic earnings per share	$ 0.60	$ 1.12	$ 1.11	$ 1.09	$ .92
Diluted earnings per share	$ 0.58	$ 1.07	$ 1.06	$ 1.04	$ 92
Weighted average shares outstanding					
Basic	12,435	12,685	13,158	12,992	13,190
Diluted	12,923	13,251	13,740	13,641	13,896

Balance Sheet Data:	December 31,				
	2004	2003	2002	2001	2000
	(in thousands)				
Total assets	$ 105,227	$ 102,085	$ 91,713	$ 76,295	$ 76,818
Long-term debt	$ 67	–	–	$ 985	$ 5,853
Stockholders' equity	$ 71,171	$ 67,428	$ 62,310	$ 50,041	$ 37,012

Basic earnings per common share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the reporting period. Diluted earnings per common share were determined on the assumed exercise of dilutive options, as determined by applying the treasury stock method. Effective September 28, 2001 and June 4, 2002, the Company completed three-for-two stock splits. The shares outstanding and earnings per share disclosures have been restated to reflect the stock splits.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

AAON engineers, manufactures and markets air-conditioning and heating equipment consisting of standardized and custom rooftop units, chillers, air-handling units, make-up units, heat recovery units, condensing units and coils.

AAON sells its products to property owners and contractors through a network of manufacturers' representatives and its internal sales force. Demand for the Company's products is influenced by national and regional economic and demographic factors. The commercial and industrial new construction market is subject to cyclical fluctuations in that it is generally tied to housing starts, but has a lag factor of 6-18 months. Housing starts, in turn, are affected by such factors as interest rates, the state of the economy, population growth and the relative age of the population. When new construction is down, the Company emphasizes the replacement market.

The principal components of cost of goods sold are labor, raw materials, component costs, factory overhead, freight out and engineering expense. The principal raw materials used in AAON's manufacturing processes are steel, copper and aluminum. The major component costs include compressors, electric motors and electronic controls.

Selling, general, and administrative ("SG&A") costs include the Company's internal sales force, warranty costs, profit sharing and administrative expense. Warranty expense is estimated based on historical trends and other factors. The Company's warranty on its products is: for parts only, the earlier of one year from the date of first use or 14 months from date of shipment; compressors (if applicable), an additional four years, on gas-fired heat exchangers (if applicable), 15 years, and on stainless steel heat exchangers (if applicable), 25 years.

On May 4, 2004, AAON Canada Inc., an Ontario corporation organized as a wholly-owned subsidiary of AAON, Inc., purchased certain assets of Air Wise Inc., of Mississauga, Ontario, Canada, which engineers, manufactures and sells custom air-handling units, make-up air units and packaged rooftop units for commercial and industrial buildings. The purchase price was $1,778,000, and was financed out of cash flow from operations. The Company's results of operations include the results of the acquisition from May 4, 2004 forward.

On July 29, 2004, AAON Properties Inc., an Ontario corporation organized as a wholly-owned subsidiary of AAON, Inc., purchased property in Burlington, Ontario, Canada to relocate AAON Canada Inc. The facilities consist of an 82,000 square foot building (71,000 sq. ft. of manufacturing/warehouse space and 11,000 sq. ft. of office space) located at 279 Sumach Drive on a 5.6 acres tract of land.

The office facilities of AAON, Inc. consist of a 337,000 square foot building (322,000 sq. ft. of manufacturing/warehouse space and 15,000 sq. ft. of office space) located at 2425 S. Yukon Avenue, Tulsa, Oklahoma (the "original facility"), and a 563,000 square foot manufacturing/warehouse building and a 22,000 square foot office building (the "expansion facility") located across the street from the original facility at 2440 S. Yukon Avenue. The Company utilizes 39% of the expansion facility and the remaining 61% is leased to a third party. The operations of AAON Coil Products, Inc., are conducted in a plant/office building at 203-207 Gum Springs Road in Longview, Texas, containing 226,000 square feet (219,000 sq. ft. of manufacturing/warehouse and 7,000 sq. ft. of office space). In April 2004, AAON Coil Products purchased a 13-acre tract of land for future expansion.

Set forth below is income statement information with respect to the Company for years 2004, 2003 and 2002:

	Year Ended December 31,		
	2004	**2003**	**2002**
		(in thousands)	
Net sales	**$ 173,267**	$ 148,845	$ 155,075
Cost of sales	**145,807**	112,596	117,193
Gross Profit	**27,460**	36,249	37,882
Selling, general and administrative expenses	**15,214**	14,909	15,071
Income from operations	**12,246**	21,340	22,811
Interest expense	**(38)**	(21)	(95)
Interest Income	**183**	346	214
Other income (expense)	**(12)**	188	180
Income before income taxes	**12,379**	21,853	23,110
Income tax provision	**4,858**	7,626	8,499
Net income	**$ 7,521**	$ 14,227	$ 14,611

Results of Operations

Net sales increased $24.4 million in 2004 compared to 2003, and decreased $6.2 million in 2003 compared to 2002. The increase in sales in 2004 was primarily attributable to the introduction of new products, the improving outlook for the U.S. economy, and the Air Wise acquisition, which has contributed $3,250,000 (1.9%) to sales since May 4, 2004. The increased sales were offset by computer and electrical outages that caused the closings of the Tulsa facility for four days, which also affected production at Longview and Canada. The decrease in sales for 2003 was primarily due to economic conditions in the United States, production issues with the manufacturing of new products and shipment delays by the Company's customers in the fourth quarter.

Gross margins in 2004 were 15.8% compared to 24.4% in 2003. Gross profit decreased $8.8 million (24.2%) to $27.5 million in 2004 from $36.2 million in 2003 and decreased $1.6 million (4.3%) to $36.2 million from $37.9 million in 2003 compared to 2002. The decrease in margins for 2004 compared to 2003 and 2002 was due to price increases in steel, copper and aluminum, startup costs associated with a new coil project, closings of the Tulsa facility for four days due to computer and electrical outages, which also affected the Longview and Canada facilities, and equipment failures at the Company's Longview, Texas, facility that prevented coil production needed by the Tulsa facility. The Company instituted a product price increase to its customers in April 2004, in an attempt to offset the increases in steel, copper and aluminum. Due to the Company's high backlog, orders with old pricing had to flow through the system before new orders began to reflect the new pricing. In addition, the Company initiated another product price increase to its customers in December 2004, because the April price increase did not keep pace with interim material price increases. The Company attempts to limit the impact of price increases on these materials by entering into cancelable fixed price contracts with its major suppliers for periods of 6-12 months. In many instances, due to significant price increases in 2004, suppliers refused to sell materials at the originally negotiated six-month or one year purchase order price. While gross margins decreased as a result of lower sales in 2003, the margin percentage remained consistent with those of previous years.

Steel, copper and aluminum are high volume materials used in the manufacturing of the Company's products, which are obtained from domestic suppliers. The Company also purchases from other domestic manufacturers certain components, including compressors, electric motors and electrical controls used in its products. The suppliers of these components are significantly affected by the rising raw material costs, as steel, copper and aluminum are used in the manufacturing of their products. The Company is also experiencing price increases from component part suppliers.

Selling, general and administrative expenses increased $300,000 (2.0%) in 2004 compared to 2003 due primarily to increases in bad debt expense. The SG&A decrease of $200,000 (1.1%) in 2003 compared to 2002 was attributable primarily to improved product quality, offset by advertising, state taxes and employee compensation cost increases.

Interest expense was $38,000, $21,000 and $95,000 in 2004, 2003 and 2002, respectively. The reduction in interest expense was due to the retirement of all long-term debt in 2002, lower average borrowings under the revolving credit facility in 2004 and 2003 compared to 2002, and lower average interest rates.

Interest income was $183,000, $350,000 and $210,000 in 2004, 2003, and 2002 respectively, due to investments in short-term money markets and certificates of deposit.

Other expense was $12,000 in 2004 and other income was $200,000 in 2003 and 2002. Other income is attributable primarily to rental income from the Company's expansion facility.

Financial Condition and Liquidity

Net accounts receivable increased $4.6 million at December 31, 2004, compared to December 31, 2003, due to an increase in sales and the Air Wise acquisition.

Inventories increased $1.2 million at December 31, 2004, compared to December 31, 2003, due to procurement of inventory to accommodate increased sales and increased inventory values related to higher raw material and component parts costs. With the backlog at $33.2 million, the bulk of the increase in inventories is committed for future manufacturing.

Prepaid expenses decreased by $2.2 million at December 31, 2004, compared to December 31, 2003, due to deposits on equipment commitments being placed in service in 2004.

Accounts payable and accrued liabilities increased $4.0 million at December 31, 2004, compared to December 31, 2003, due to timing of payments to vendors and commissions payable.

The Company generated $16.2 million, $16.5 million and $21.9 million cash from operating activities in 2004, 2003 and 2002, respectively. Operating cash flows in 2004 consisted of $7.5 million of net income, $3.0 million of working capital and other changes. The decrease in cash provided from operating activities in 2004 is primarily due to an increase in cost of sales and an increase in accounts receivable. Operating cash flows in 2003 consisted of $14.2 million of net income, $(3.2) million in working capital and other changes. The decrease in 2003 is primarily due to an increase in inventories. Operating cash flows in 2002 consisted of $14.6 million of net income, $2.4 million in working capital and other changes.

Cash flows used in investing activities were $11.7 million, $7.6 million and $16.1 million in 2004, 2003 and 2002, respectively. Cash flows used in investing activities in 2004 related to capital expenditure additions totaling $17 million, reflecting primarily additions to machinery and equipment, a sheet metal facility at the Tulsa plant and renovations made to the Company's Tulsa manufacturing and Longview office facilities. In 2003 and 2002 cash used in investing activities was comprised primarily of capital expenditures totaling $7.7 million and $6.1 million, respectively. All capital expenditures and building renovations were financed out of cash generated from operations. In 2002, the Company invested $10 million in a certificate of deposit that matured in 2004 and an additional $3 million was invested in certificate of deposits in 2004, which matures in the first quarter of 2005. Due to anticipated production demands, the Company expects to expend approximately $8 million in 2005 for equipment requirements. The Company expects the cash requirements to be provided from cash flow from operations.

Cash flows used in financing activities were $9.9 million, $7.7 million and $1.9 million in 2004, 2003 and 2002, respectively. In October 2002, the Company's Board of Directors authorized a stock buyback program to repurchase up to 1,325,000 shares of stock. There were 265,100 shares of stock repurchased for a total of $5.0 million and 597,001 shares of stock repurchased for a total of $9.9 million in 2004 and 2003, respectively, with 215,963 shares of stock repurchased for a total of $4.0 million in 2002. Additionally, during 2004, 2003 and 2002, the Company had net borrowings/(repayments) of $(5.4) million, $1.8 million and $3.1 million, respectively, under its revolving credit facility and repaid $1.9 million of long-term debt in 2002.

The Company's revolving credit facility (which currently extends to July 30, 2005) provides for maximum borrowings of $15.2 million. Interest on borrowings is payable monthly at the Wall Street Journal prime rate less .5% or LIBOR plus 1.6%, at the election of the Company. The Company had no borrowings under the revolving credit facility as of December 31, 2004. Borrowings available under the revolving credit facility at December 31, 2004 were $14.6 million. In addition, the Company has a $600,000 Letter of Credit that expires December 31, 2005. The credit facility requires that the Company maintain a certain financial ratio and prohibits the declaration of dividends.

Management believes the Company's bank revolving credit facility (or comparable financing), and projected cash flows from operations will provide the necessary liquidity and capital resources to the Company for the foreseeable future. The Company's belief that it will have the necessary liquidity and capital resources is based upon its knowledge of the HVAC industry and its place in that industry, its ability to limit the growth of its business if necessary, and its relationship with its existing bank lender. For information concerning the Company's revolving credit facility at December 31, 2004, see Note 4 to the financial statements included in this report.

Commitments and Contractual Agreements

The Company is a party to several short-term, cancelable, fixed price contracts with major suppliers for the purchase of raw material and component parts.

The Company has cancelable commitments to purchase machinery and equipment at a cost of $1.9 million.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because these estimates and assumptions require significant judgment, future actual results could differ from those estimates and could have a significant impact on the Company's results of operations, financial position and cash flows. The Company reevaluates its estimates and assumptions on a monthly basis.

The following accounting policies may involve a higher degree of estimation or assumption:

Allowance for Doubtful Accounts - The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends in collections and write-offs, current customer status, the age of the receivable, economic conditions and other information. Aged receivables are reviewed on a monthly basis to determine if the reserve is adequate and adjusted accordingly at that time.

Inventory Reserves – The Company establishes a reserve for inventories based on the change in inventory requirements due to product line changes, the feasibility of using obsolete parts for upgraded part substitutions, the required parts needed for part supply sales, replacement parts and for estimated shrinkage.

Warranty – A provision is made for estimated warranty costs at the time the product is shipped and revenue is recognized. The warranty period is: for parts only, the earlier of one year from the date of first use or 14 months from date of shipment; compressors (if applicable), an additional four years; on gas-fired heat exchangers (if applicable), 15 years; and on stainless steel heat exchangers (if applicable), 25 years. Warranty expense is estimated based on the Company's warranty period, historical warranty trends and associated costs, and any known identifiable warranty issue. Due to the absence of warranty history on new products, an additional provision may be made for such products.

Historically, reserves have been within management's expectations.

Stock Compensation - The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25"), *Accounting for Stock Issued to Employees* and related interpretations in accounting for stock options. Under "fixed plan" accounting in APB 25, because the exercise price of the Company's options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company has adopted pro forma disclosures of SFAS 123.

New Accounting Pronouncements

FASB Statement 123 (R) replaces FASB Statement No.123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees.* The Statement requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The compensation cost will be recognized over the period of time during which an employee is required to provide service in exchange for the award, which will be the vesting period. The Statement applies to all awards granted and any unvested awards at June 15, 2005. SFAS 123 (R) will be effective for interim reporting beginning after June 15, 2005. The Company has not determined the impact of the adoption of SFAS 123 (R).

Forward-Looking Statements

This Annual Report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will", and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligations to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors that could cause results to differ materially from those in the forward-looking statements include (1) the timing and extent of changes in raw material and component prices, (2) the effects of fluctuations in the commercial/industrial new construction market, (3) the timing and extent of changes in interest rates, as well as other competitive factors during the year, and (4) general economic, market or business conditions.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company is subject to interest rate risk on its revolving credit facility which bears variable interest based upon a prime or LIBOR rate. The Company had no outstanding balance as of December 31, 2004.

Foreign sales accounted for only 2% of the Company's sales in 2004 and the Company accepts payment for such sales in U.S. and Canadian dollars; therefore, the Company believes it is not exposed to significant foreign currency exchange rate risk on these sales. Foreign currency transactions and financial statements are translated in accordance with Statement of Financial Standards No. 52, *Foreign Currency*

Translation. The Company uses the U.S. dollar as its functional currency, except for the Company's Canadian subsidiaries, which use the Canadian dollar. Adjustments arising from translation of the Canadian subsidiaries' financial statements are reflected in accumulated other comprehensive income. Transaction gains or losses that arise from exchange rate fluctuations applicable to transactions are denominated in Canadian currency and are included in the results of operations as incurred.

Important raw materials purchased by the Company are steel, copper and aluminum, which are subject to price fluctuations. The Company attempts to limit the impact of price increases on these materials by entering cancelable fixed price contracts with its major suppliers for periods of 6 -12 months. However, in 2004 cost increases in basic commodities, such as steel, copper and aluminum, were unprecedented in magnitude and severely impacted profit margins. In many instances, due to significant price increases, this year, suppliers refused to sell materials at the originally negotiated six-month or one year purchase order price.

The Company does not utilize derivative financial instruments to hedge its interest rate or raw materials price risks.

Item 8. Financial Statements and Supplementary Data.

The financial statements and supplementary data are included commencing at page 25.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

The information called for by Item 304 of Regulation S-K has been previously reported in the Company's Form 8-K dated June 25, 2004.

Item 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

AAON's Chief Executive Officer and Chief Financial Officer have evaluated the Company's disclosure controls and procedures and concluded that these controls and procedures were ineffective as of December 31, 2004, because of the material weaknesses discussed below.

(b) Management's Annual Report on Internal Control over Financial Reporting

The management of AAON, Inc. and its subsidiaries (AAON), is responsible for establishing and maintaining adequate internal control over financial reporting. AAON's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

In conducting our evaluation of the effectiveness of our internal control over financial reporting, we have excluded due to its size and complexity the acquisition of AAON Canada Inc., which was completed in May, 2004. This acquisition created a second geographic location distinct from that of our United States operations in which financial reporting will continue to occur with their own control environment, control activities and proprietary information technology systems. Collectively, this acquisition constituted 1.7% of total assets as of December 31, 2004, 1.9% of total revenues and (11)% of net earnings for the year then ended (See Note 1 to the consolidated financial statements which contains further discussion of this acquisition and its impact on our consolidated financial statements). We plan to fully integrate our reporting locations into a common reporting framework in 2005.

An internal control material weakness is a significant deficiency, or aggregation of deficiencies, that results in a more than remote likelihood that a material misstatement in annual or interim financial statements will not be prevented or detected on a timely basis by employees in the normal course of their work. An internal control significant deficiency, or aggregation of deficiencies, is a deficiency that results in a more than remote likelihood that a misstatement in annual or interim financial statements is more than inconsequential. The management of AAON assessed the effectiveness of the Company's internal control over financial reporting, as defined in Securities Exchange Commission Act Rule 13a-15(f) as of December 31, 2004, and this assessment considered the following material weaknesses in the company's internal control over financial reporting, specifically relating to inventory accounting:

1) At December 31, 2004, material weaknesses existed in information technology general controls that impaired the reliability of AAON's manufacturing and inventory application processing functions and automated controls. These weaknesses, in turn, undermined the reliability of user controls over manufacturing and inventory processing, which were dependent upon the integrity of computer-generated reports. The specific factors giving rise to this material weakness include a) deficiencies in the authorization, development, testing, and movement of changes to AAON's inventory and manufacturing applications and b) significant functional complexity of the inventory and manufacturing applications that create user dependence upon application-based controls to prevent or detect errors, omissions and irregularities in processing.

2) At December 31, 2004, a material weakness existed with respect to the preparation of certain adjustments recorded by management related to the valuation of inventory. Our external auditors discovered during the completion of the audit of the 2004 financial statements that adjustments recorded by management inaccurately valued inventory and proposed certain audit adjustments to correct the misstatement. The proposed audit adjustments were determined to be material and, by reason of that fact, a material weakness would be deemed to exist. These adjustments were recorded in the financial statements of AAON. The proposed audit adjustments related to a) the capitalization of certain purchase price variances and b) absorption of manufacturing overhead.

Because of the aforementioned material weaknesses, management determined the Company's internal control over financial reporting to be ineffective at December 31, 2004.

We intend to implement changes to our internal controls in the future to address these material weaknesses. We will consider implementation of the following, as well as other additional procedures:

- Develop controls over production program changes that will assure that all, and only, authorized changes to production programs have been properly designed, tested and moved into production.

- Develop controls to assure non-routine adjustments to inventory are appropriately tested before they are recorded in the financial statements.

- Develop controls to assure manufacturing overhead related to inventory is appropriately considered in our financial reporting.

In making its assessment of internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Because of the material weakness described in the preceding paragraph, management believes that, as of December 31, 2004, the Company's internal control over financial reporting was not effective based on those criteria.

AAON's independent registered public accounting firm has issued an attestation report on management's assessment of the Company's internal control over financial reporting.

Date: March 8, 2005

/s/ Norman H. Asbjornson
Norman H. Asbjornson
Chief Executive Officer

/s/ Kathy I. Sheffield
Kathy I. Sheffield
Chief Financial Officer

(c) Attestation Report of the Registered Public Accounting Firm

AAON, Inc. stockholders

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting (Management's Assessment), that AAON, Inc. (a Nevada Corporation) and subsidiaries (collectively, AAON) did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of material weaknesses identified in management's assessment, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). AAON's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

As indicated in Management's Annual Report on Internal Control over Financial Reporting, management has excluded the May 4, 2004 acquisition of Airwise, Inc. from management's evaluation of the effectiveness of internal control over financial reporting. Accordingly, we did not perform procedures to evaluate the design and operating effectiveness of internal controls related to the acquired business.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 13. Certain Relationships and Related Transactions.

Incorporated by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2005 Annual Meeting of Stockholders.

Item 14. Principal Accountant Fees and Services.

Incorporated by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2005 Annual Meeting of Stockholders.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses relating to inventory accounting have been identified and included in management's assessment.

1) At December 31, 2004, material weaknesses existed in information technology general controls that impaired the reliability of AAON's manufacturing and inventory application processing functions and automated controls. These weaknesses, in turn, undermined the reliability of user controls over manufacturing and inventory processing, which were dependent upon the integrity of computer-generated reports. The specific factors giving rise to this material weakness include a) deficiencies in the authorization, development, testing, and movement of changes to AAON's inventory and manufacturing applications and b) significant functional complexity of the inventory and manufacturing applications that create user dependence upon application-based controls to prevent or detect errors, omissions, and irregularities in processing.

2) At December 31, 2004, we discovered a material weakness existed with respect to the preparation of certain adjustments recorded by management related to the valuation of inventory. Our external auditors discovered during the completion of the audit of the 2004 financial statements that the adjustments recorded by management inaccurately valued inventory and proposed certain audit adjustments to correct the misstatement. The proposed audit adjustments were determined to be material and were subsequently recorded in the financial statements of AAON. The proposed audit adjustments related to a) the capitalization of certain purchase price variances and b) absorption of manufacturing overhead.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 financial statements, and this report does not affect our report dated March 8, 2005 on those financial statements.

In our opinion, management's assessment that AAON did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, because of the effects of the material weaknesses described above on the achievement of the objectives of the control criteria, AAON has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We do not express an opinion or any other form of assurance on management's statement referring to intended changes to the Company's system of internal controls over financial reporting and integration of financial reporting locations and framework.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2004 and related consolidated statements of income, stockholders' equity, and cash flows for the year then ended of AAON, Inc. and subsidiaries and our report dated March 8, 2005 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
March 8, 2005

(d) Changes in Internal Control over Financial Reporting

There have been no significant changes in internal control over financial reporting that occurred during the fourth quarter of 2004 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other information.

None.

Item 10. Directors and Executive Officers of Registrant.

The information required by Items 401 and 405 of Regulation S-K is incorporated by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2005 Annual Meeting of Stockholders.

Code of Ethics

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer and principal accounting officer or persons performing similar functions, as well as its other employees and directors. The Company undertakes to provide any person without charge, upon request, a copy of such code of ethics. Requests may be directed to AAON, Inc., 2425 South Yukon Avenue, Tulsa, Oklahoma 74107, attention Kathy I. Sheffield, or by calling (918) 382-6204.

Item 11. Executive Compensation.

Incorporated by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2005 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 403 of Regulation S-K is incorporated by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2005 Annual Meeting of Stockholders.

Summary of All Existing Equity Compensation Plans

The following table sets forth information concerning the equity compensation plans of the Company as of December 31, 2004.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan [excluding securities reflected in column (a)]
	(a)	(b)	(c)
Equity compensation plans approved by security holders [1]	1,159,780	$6.13	296,961
Equity compensation plans not approved by security holders [2]	–	–	–
Total	1,159,780	$6.13	296,961

(1) Consists of shares covered by the Company's 1992 Stock Option Plan, as amended.

(2) The Company does not maintain any equity compensation plans that have not been approved by the stockholders.

Item 15. Exhibits and Financial Statement Schedules.

(a) Financial statements.
See Index to Consolidated Financial Statements on page 22.

(b) Exhibits:

(3)	(A)	Articles of Incorporation (i)
	(A-1)	Article Amendments (ii)
	(B)	Bylaws (i)
	(B-1)	Amendments of Bylaws (iii)
(4)	(A)	Third Restated Revolving Credit and Term Loan Agree-ment and related documents (iv)
	(B)	Rights Agreement dated February 19, 1999, as amended (v)
(10)		AAON, Inc. 1992 Stock Option Plan, as amended (vi)
(21)		List of Subsidiaries
(23.1)		Consent of Grant Thornton LLP
(23.2)		Consent of Ernst & Young LLP
(31.1)		Certification of CEO
(31.2)		Certification of CFO
(32.1)		Section 1350 Certification – CEO
(32.2)		Section 1350 Certification – CFO

(i) Incorporated herein by reference to the exhibits to the Company's Form S-18 Registration Statement No. 33-18336-LA.

(ii) Incorporated herein by reference to the exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990, and to the Company's Forms 8-K dated March 21, 1994, March 10, 1997, and March 17, 2000.

(iii) Incorporated herein by reference to the Company's Forms 8-K dated March 10, 1997, May 27, 1998 and February 25, 1999, or exhibits thereto.

(iv) Incorporated by reference to exhibit to the Company's Form 8-K dated July 30, 2004.

(v) Incorporated by reference to exhibits to the Company's Forms 8-K dated February 25, 1999, and August 20, 2002, and Form 8-A Registration Statement No. 000-18953, as amended.

(vi) Incorporated herein by reference to exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, and to the Company's Form S-8 Registration Statement No. 33-78520, as amended.

SIGNATURES

Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AANON, INC.

Dated: March 14, 2005

By: /s/ Norman H. Asbjornson
Norman H. Asbjornson, President

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Dated: March 14, 2005

/s/ Norman H. Asbjornson
Norman H. Asbjornson
President and Director
(principal executive officer)

Dated: March 14, 2005

/s/ Kathy I. Sheffield
Kathy I. Sheffield
Treasurer
(principal financial officer and principal accounting officer)

Dated: March 14, 2005

/s/ William A. Bowen
William A. Bowen
Director

Dated: March 14, 2005

/s/ John B. Johnson, Jr.
John B. Johnson, Jr.
Director

Dated: March 14, 2005

/s/ Thomas E. Naugle
Thomas E. Naugle
Director

Dated: March 14, 2005

/s/ Anthony Pantaleoni
Anthony Pantaleoni
Director

Dated: March 14, 2005

/s/ Jerry E. Ryan
Jerry E. Ryan
Director

Dated: March 14, 2005

/s/ Jack E. Short
Jack E. Short
Director

Dated: March 14, 2005

/s/ Charles C. Stephenson, Jr.
Charles C. Stephenson, Jr.
Director

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Stockholders
AAON, Inc.

We have audited the accompanying consolidated balance sheet of AAON, Inc. (a Nevada corporation) and subsidiaries as of December 31, 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AAON, Inc. and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AAON, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 8, 2004 expressed an unqualified opinion on Management's assessment of the effectiveness of the Company's internal control over financial reporting and an adverse opinion on the Company's internal control over financial reporting.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
March 8, 2005

Stockholders
AAON, Inc.

We have audited the accompanying consolidated balance sheet of AAON, Inc. as of December 31, 2003, and the related consolidated statements of income, stockholders' equity and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AAON, Inc. at December 31, 2003, and the consolidated results of its operation and its cash flows for the two years then ended, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LLP

Tulsa, Oklahoma
February 6, 2004

AAON, INC., AND SUBSIDIARIES

	December 31,	
	2004	2003
	(in thousands, except for share data)	
Assets		
Current assets:		
Cash and cash equivalents	**$ 994**	$ 6,186
Certificate of deposit	**3,000**	10,000
Accounts receivable, net	**27,121**	22,553
Inventories, net	**20,868**	19,711
Prepaid expenses and other	**478**	2,653
Deferred tax asset	**3,537**	3,532
Total current assets	**55,998**	64,635
Property, plant and equipment, net	**49,229**	37,450
Total assets	**$ 105,227**	$ 102,085
Liabilities and Stockholders' Equity		
Current liabilities:		
Revolving credit facility	**$ -**	$ 5,356
Current maturities of long-term debt	**108**	-
Accounts payable	**12,882**	11,553
Accrued liabilities	**15,069**	12,357
Total current liabilities	**28,059**	29,266
Long-term debt, less current maturities	**167**	-
Deferred tax liability	**5,830**	5,391
Stockholders' equity:		
Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares issued	**-**	-
Common stock, $.004 par value, 50,000,000 shares authorized, 12,349,583 and 12,519,733 issued and outstanding at December 31, 2004 and 2003, respectively	**49**	50
Accumulated other comprehensive income	**247**	-
Retained earnings	**70,875**	67,378
Total stockholders' equity	**71,171**	67,428
Total liabilities and stockholders' equity	**$ 105,227**	$ 102,085

The accompanying notes are an integral part of these statements

Consolidated Statements of Income

AAON, INC., AND SUBSIDIARIES

	Year Ending December 31,		
	2004	2003	2002
	(in thousands, except per share data)		
Net sales	**$ 173,267**	$ 148,845	$ 155,075
Cost of sales	**145,807**	112,596	117,193
Gross profit	**27,460**	36,249	37,882
Selling, general and administrative expenses	**15,214**	14,909	15,071
Income from operations	**12,246**	21,340	22,811
Interest expense	**(38)**	(21)	(95)
Interest income	**183**	346	214
Other income (expense)	**(12)**	188	180
Income before income taxes	**12,379**	21,853	23,110
Income tax provision	**4,858**	7,626	8,499
Net income	**$ 7,521**	$ 14,227	$ 14,611
Earnings per share*:			
Basic	**$ .60**	$ 1.12	$ 1.11
Diluted	**$ .58**	$ 1.07	$ 1.06
Weighted average shares outstanding*:			
Basic	**12,435**	12,685	13,158
Diluted	**12,923**	13,251	13,740

** Reflects three-for-two stock split effective June 4, 2002.*

The accompanying notes are an integral part of these statements.

AAON, INC., AND SUBSIDIARIES

	Common Stock		Paid-in Capital*	Accumulated Other Comprehensive Income	Retained Earnings*	Total
	Shares*	Amount*				
			(in thousands)			
Balance at December 31, 2001	12,999	$ 52	$ 1,063	$ –	$ 48,926	$ 50,041
Net income	–	–	–	–	14,611	14,611
Stock options exercised, including tax benefits	248	1	1,639	–	–	1,640
Stock repurchased and retired	(216)	(1)	(2,702)	–	(1,279)	(3,982)
Balance at December 31, 2002	13,031	52	–	–	62,258	62,310
Net income	–	–	–	–	14,227	14,227
Stock options exercised, including tax benefits	86	–	811	–	–	811
Stock repurchased and retired	(597)	(2)	(811)	–	(9,107)	(9,920)
Balance at December 31, 2003	12,520	50	–	–	67,378	67,478
Comprehensive income:						
Net income	**–**	**–**	**–**	**–**	**7,521**	**7,521**
Foreign currency translation adjustment	**–**	**–**	**–**	**247**	**–**	**247**
Total comprehensive income						**7,768**
Stock options exercised, including tax benefits	**95**	**–**	**954**	**–**	**–**	**954**
Stock repurchased and retired	**(265)**	**(1)**	**(954)**	**–**	**(4,024)**	**(4,979)**
Balance at December 31, 2004	**12,350**	**$ 49**	**$ –**	**$ 247**	**$ 70,875**	**$ 71,171**

** Reflects three-for-two stock split effective June 4, 2002.*

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

AAON, INC., AND SUBSIDIARIES

	Year Ended December 31,		
	2004	**2003**	**2002**
		(in thousands)	
Operating Activities			
Net income	**$ 7,521**	$ 14,227	$ 14,611
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**5,732**	5,435	4,915
Provision for losses on accounts receivable	**521**	467	346
Provision for excess and obsolete inventories, net	**-**	50	150
(Gain)/Loss on disposition of assets	**4**	(28)	(6)
Deferred income taxes	**434**	1,957	1,085
Changes in assets and liabilities, net of effects of acquisition:			
Accounts receivable	**(4,002)**	(714)	740
Inventories	**(698)**	(5,423)	(1,017)
Prepaid expenses and other	**2,175**	(2,054)	(379)
Accounts payable	**1,329**	3,135	859
Accrued liabilities	**3,143**	(583)	627
Net cash provided by operating activities	**16,159**	16,469	21,931
Investing Activities			
Cash paid for acquisition	**(1,778)**	-	-
Proceeds from sale of property, plant and equipment	**13**	74	8
Proceeds from matured certificate of deposit	**10,000**	-	-
Investment in certificate of deposit	**(3,000)**	-	(10,000)
Capital expenditures	**(16,976)**	(7,700)	(6,126)
Net cash used in investing activities	**(11,741)**	(7,626)	(16,118)
Financing Activities			
Borrowings under revolving credit agreement	**45,471**	33,742	33,855
Payments under revolving credit agreement	**(50,827)**	(31,952)	(30,735)
Payments on long-term debt	**-**	-	(1,869)
Stock options exercised	**478**	402	866
Repurchase of stock	**(4,979)**	(9,920)	(3,982)
Net cash used in financing activities	**(9,857)**	(7,728)	(1,865)
Effects of exchange rate of cash	**247**	-	-
Net increase (decrease) in cash	**(5,192)**	1,115	3,948
Cash and cash equivalents, beginning of year	**6,186**	5,071	1,123
Cash and cash equivalents, end of year	**$ 994**	$ 6,186	$ 5,071

The accompanying notes are an integral part of these statements.

December 31, 2004

1. Business, Summary of Significant Accounting Policies and Other Financial Data

AAON, Inc. (the Company, a Nevada corporation) is engaged in the manufacture and sale of commercial rooftop air conditioners, heating equipment and air conditioning coils through its wholly-owned subsidiaries AAON, Inc. (AAON, an Oklahoma corporation) AAON Coil Products, Inc. (ACP, a Texas corporation) and AAON Canada, Inc., d/b/a Air Wise (AAON Canada, an Ontario corporation). AAON Properties Inc., (an Ontario corporation) is the lessor of property in Burlington, Ontario, Canada, to AAON Canada. The consolidated financial statements include the accounts of the Company and its subsidiaries, AAON, ACP, AAON Canada and AAON Properties Inc. All significant intercompany accounts and transactions have been eliminated.

Currency
Foreign currency transactions and financial statements are translated in accordance with Statement of Financial Standards No. 52, *Foreign Currency Translations.* The Company uses the U.S. dollar as its functional currency, except for the Company's Canadian subsidiaries, which use the Canadian dollar. Adjustments arising from translation of the Canadian subsidiaries' financial statements are reflected in accumulated other comprehensive income. Transaction gains or losses that arise from exchange rate fluctuations applicable to transactions are denominated in Canadian currency and are included in the results of operations as incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes.

The following accounting policies may involve a higher degree of estimation or assumption:

Allowance for Doubtful Accounts - The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends in collections and write-offs, current customer status, the age of the receivable, economic conditions and other information. Aged receivables are reviewed on a monthly basis to determine if the reserve is adequate and adjusted accordingly at that time.

Inventory Reserves – The Company establishes a reserve for inventories based on the change in inventory requirements due to product line changes, the feasibility of using obsolete parts for upgraded part substitutions, the required parts needed for part supply sales, replacement parts and for estimated shrinkage.

Warranty – A provision is made for estimated warranty costs at the time the product is shipped and revenue is recognized. The warranty period is: for parts only, the earlier of one year from the date of first use or 14 months from date of shipment; compressors (if applicable), an additional four years; on gas-fired heat exchangers (if applicable), 15 years; and on stainless steel heat exchangers (if applicable), 25 years. Warranty expense is estimated based on the Company's warranty period, historical warranty trends and associated costs, and any known identifiable warranty issue. Due to the absence of warranty history on new products, an additional provision may be made for such products.

Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenues from sales of products at the time of shipment. For sales initiated by independent manufacturer representatives, the Company recognizes revenues net of the representatives' commission.

Acquisition
On May 4, 2004, the Company (through AAON Canada, Inc.) acquired certain assets and assumed certain liabilities of Air Wise Inc. of Mississauga, Ontario, Canada for a total cost of $1,778,000. Air Wise is engaged in the engineering, manufacturing, and sale of custom air-handling units, make-up air units and packaged rooftop units for commercial and industrial buildings. The acquisition complements and expands the products the Company presently manufactures and adds significant additional capabilities for future growth. The purchase was paid for by cash flow generated from operations. Subsequent to May 4, 2004, AAON Canada Inc.'s activity is included in the Company's results of operations for the year ended December 31, 2004.

The Air Wise acquisition purchase price was allocated as of May 4, 2004, as follows:

	U.S. Dollar
	(in thousands)
Accounts receivable	$ 1,087
Inventory	459
Fixed assets	277
Accrued warranty liability	(45)
Total purchase price	$ 1,778

The Air Wise acquisition is not material for pro forma disclosure purposes.

On July 29, 2004, the Company (through AAON Properties, Inc.) purchased property in Burlington, Canada, to relocate AAON Canada Inc. The purchase will allow the Company to enlarge and further expand its production capabilities. The purchase price totaled $1,100,000.

Concentrations
The Company's customers are concentrated primarily in the domestic commercial and industrial new construction and replacement markets. To date, virtually all of the Company's sales have been to the domestic market, with foreign sales accounting for only 2% of revenues in 2004. At December 31, 2004 and 2003, two customers represented approximately 5% and 10% respectively, of accounts receivable.

Sales to customers representing 10% or greater of total sales consist of the following:

	Year Ended December 31,		
	2004	**2003**	**2002**
Wal-Mart Stores, Inc.	14%	18%	14%
Target	*	*	11%

**Less than 10%*

Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and highly liquid, interest-bearing money market funds with initial maturities of three months or less.

Accounts Receivable

The Company grants credit to its customers and performs ongoing credit evaluations. The Company generally does not require collateral or charge interest. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, economic and market conditions and the age of the receivable. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted.

Accounts receivable and the related allowance for doubtful accounts are as follows:

	December 31,	
	2004	**2003**
	(in thousands)	
Accounts receivable	**$ 27,838**	$ 23,698
Less: allowance for doubtful accounts	**(717)**	(1,145)
Total, net	**$ 27,121**	$ 22,553

	Year Ended December 31,		
	2004	**2003**	**2002**
		(in thousands)	
Allowance for doubtful accounts:			
Balance, beginning of period	**$ 1,145**	$ 860	$ 860
Provision for losses on accounts receivable	**521**	467	346
Accounts receivable written off, net of recoveries	**(949)**	(182)	(346)
Balance, end of period	**$ 717**	$ 1,145	$ 860

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. The Company establishes an allowance for excess and obsolete inventories based on product line changes, the feasibility of substituting parts and the need for supply and replacement parts. At December 31, 2004 and 2003, and for the three years ending December 31, 2004, inventory balances and the related changes in the allowance for excess and obsolete inventories account are as follows:

	December 31,	
	2004	2003
	(in thousands)	
Raw materials	**$ 16,397**	$ 13,874
Work in process	**2,305**	2,700
Finished goods	**3,216**	4,187
	21,918	20,761
Less: allowance for excess and obsolete inventories	**(1,050)**	(1,050)
Total, net	**$ 20,868**	$ 19,711

	Year Ended December 31,		
	2004	2003	2002
		(in thousands)	
Allowance for excess and obsolete inventories:			
Balance, beginning of period	**$ 1,050**	$ 1,000	$ 850
Provision for excess and obsolete inventories	**425**	250	690
Adjustments to reserve	**(425)**	(200)	(540)
Balance, end of period	**$ 1,050**	$ 1,050	$ 1,000

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Maintenance, repairs and betterments, including re-placement of minor items, are charged to expense as incurred; major additions to physical properties are capitalized. Property, plant and equipment are depreciated using the straight-line method over the following estimated useful lives:

	Years
Buildings	10-30
Machinery and equipment	3-15
Furniture and fixtures	2-5

At December 31, property, plant and equipment were comprised of the following:

	2004	2003
	(in thousands)	
Land	**$ 2,082**	$ 874
Buildings	**26,805**	19,588
Machinery and equipment	**52,540**	44,329
Furniture and fixtures	**4,819**	3,944
	86,246	68,735
Less: accumulated depreciation	**(37,017)**	(31,285)
Total, net	**$ 49,229**	$ 37,450

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. When an indicator of impairment has occurred, management's estimate of undiscounted cash flows attributable to the assets is compared to the carrying value of the assets to determine whether impairment has occurred. If an impairment of the carrying value has occurred, the amount of the impairment recognized in the financial statements is determined by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value. Management determined no impairment was required as of December 31, 2004 or 2003.

Accrued Liabilities
At December 31, accrued liabilities were comprised of the following:

	2004	2003
	(in thousands)	
Warranty	**$ 6,301**	$ 6,020
Commissions	**5,921**	5,009
Payroll	**1,115**	1,023
Income taxes	**309**	(708)
Workers' compensation	**457**	408
Medical self-insurance	**933**	478
Other	**33**	127
Total	**$ 15,069**	$ 12,357

Warranties
A provision is made for estimated warranty costs at the time the related products are sold based upon the warranty period, historical trends, new products and any known identifiable warranty issues. Warranty expense was $3.8 million, $3.2 million and $4.3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Changes in the Company's warranty accrual during the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
		(in thousands)	
Balance, beginning of the year	**$ 6,020**	$ 7,220	$ 7,020
Warranties accrued during the year	**3,774**	3,160	4,300
Warranties settled during the year	**(3,493)**	(4,360)	(4,100)
	$ 6,301	$ 6,020	$ 7,220

Stock Split
On June 4, 2002, the Company effected a three-for-two stock split. Share and per share amounts have been retroactively restated to reflect this stock split.

Earnings Per Share

Basic earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share are determined based on the assumed exercise of dilutive options, as determined by applying the treasury stock method. For the years ended December 31, 2004, 2003 and 2002, 72,250, 41,250 and 41,250 options, respectively, were anti-dilutive. The weighted average exercise price of the anti-dilutive shares was $19.40 at December 31, 2004 and $19.27 for December 31, 2003 and 2002. The computation of basic and diluted earnings per share ("EPS") is as follows:

	Year Ended December 31, 2004 (in thousands, except per share data)		
	Net Income	Weighted Average Shares	Per-Share Amount
Basic EPS	$ 7,521	12,435	$ .60
Effect of dilutive securities	-	488	-
Diluted EPS	$ 7,521	12,923	$ .58

	Year Ended December 31, 2003 (in thousands, except per share data)		
	Net Income	Weighted Average Shares	Per-Share Amount
Basic EPS	$ 14,227	12,685	$ 1.12
Effect of dilutive securities	-	566	-
Diluted EPS	$ 14,227	13,251	$ 1.07

	Year Ended December 31, 2002 (in thousands, except per share data)		
	Net Income	Weighted Average Shares	Per-Share Amount
Basic EPS	$ 14,611	13,158	$ 1.11
Effect of dilutive securities	–	582	–
Diluted EPS	$ 14,611	13,740	$ 1.06

Stock Compensation

The Company maintains a stock option plan for key employees and directors which is described more fully in Note 6. The Company accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan qualify for "fixed" plan accounting and had an exercise price equal to the market value of the underlying common stock on the date of grant. The effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation is as follows:

	Year Ended December 31,		
	2004	**2003**	**2002**
	(in thousands except per share data)		
Net income, as reported	**$ 7,521**	$ 14,227	$ 14,611
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	**(298)**	(611)	(995)
Pro forma net income	**$ 7,223**	$ 13,616	$ 13,616
Earnings per share:			
Basic, as reported	**$ .60**	$ 1.12	$ 1.11
Basic, pro forma	**$ .58**	$ 1.07	$ 1.03
Diluted, as reported	**$ .58**	$ 1.07	$ 1.06
Diluted, pro forma	**$ .56**	$ 1.03	$ 0.99

Advertising

Advertising costs are expensed as incurred. Advertising expense was $615,000, $781,000 and $372,000 for the years ending December 31, 2004, 2003 and 2002, respectively.

Research and Development

Research and development costs are expensed as incurred. Research and development expense was $1,072,000, $837,000 and $842,000 for the years ending December 31, 2004, 2003 and 2002, respectively.

Shipping and Handling

The Company incurs shipping and handling costs in the distribution of products sold that are recorded in cost of sales. Shipping charges that are billed to the customer are recorded in revenues.

New Accounting Pronouncements

FASB Statement 123 (R) replaces FASB Statement No.123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. The Statement requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The compensation cost will be recognized over the period of time during which an employee is required to provide service in exchange for the award, which will be the vesting period. The Statement applies to all awards granted and any unvested awards at June 15, 2005. SFAS 123 (R) will be effective for interim reporting beginning after June 15, 2005. The Company has not determined the impact of the adoption of SFAS 123 (R).

Segments

The Company operates under one reportable segment as defined in SFAS 131, *Disclosures about Segments of an Enterprise and Related Information*.

2. Supplemental Cash Flow Information

Interest payments of $38,000, $21,000 and $95,000 were made during the years ending December 31, 2004, 2003 and 2002, respectively. Payments for income taxes of $3,977,000, $6,750,000 and $7,156,000 were made during the years ending December 31, 2004, 2003 and 2002, respectively.

3. Certificate of Deposit

The $10 million certificate of deposit bears interest at 3.25% per annum and matured on June 12, 2004. Proceeds of $7 million were used for cash flow purposes and a reinvestment of $3 million, and various amounts throughout the remainder of the year, were made in 30-day certificate of deposits. At December 31, 2004, the Company had invested $3 million in a 30-day certificate of deposit that bears interest at 1.9% per annum.

4. Revolving Credit Facility

The Company has a $15,150,000 unsecured bank line of credit that matures July 30, 2005. The line of credit requires that the Company maintain a certain financial ratio and prohibits the declaration or payments of dividends. At December 31, 2004, the Company was in compliance with its financial ratio covenants. Borrowings under the credit facility bear interest at prime rate less .5% or at LIBOR plus 1.60%. At December 31, 2004, the Company had no borrowings under the revolving credit facility. Borrowings available under the revolving credit facility at December 31, 2004 were $14.6 million. As of December 31, 2003, the Company had $5,356,000 outstanding under the credit facility bearing interest at 2.77%. In addition, the Company had a $600,000 bank Letter of Credit at December 31, 2004 and 2003.

5. Debt

Long-term debt at December 31, 2004, consisted of notes payable totaling $275,000, which were due in monthly installments of $9,004, with an interest rate of 3.7%, related to a computer capital lease.

6. Income Taxes

The Company follows the liability method of accounting for income taxes which provides that deferred tax liabilities and assets are based on the difference between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates.

The income tax provision consists of the following:

	Year Ending December 31,		
	2004	**2003**	**2002**
		(in thousands)	
Current	**$ 4,424**	$ 5,669	$ 7,414
Deferred	**434**	1,957	1,085
	$ 4,858	$ 7,626	$ 8,499

The reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

	Year Ending December 31,		
	2004	**2003**	**2002**
Federal statutory rate	**35%**	35%	35%
State income taxes, net of federal benefit	**5**	4	4
Other	**(1)**	(4)	(2)
	39%	35%	37%

The tax effect of temporary differences giving rise to the Company's deferred income taxes at December 31 is as follows:

	2004	**2003**
	(in thousands)	
Deferred tax assets relating to:		
Valuation reserves	**$ 670**	$ 900
Warranty accrual	**2,283**	2,342
Other accruals	**553**	253
Other, net	**31**	37
	$ 3,537	$ 3,532
Deferred tax liability relating to:		
Depreciation and amortization	**$ 5,830**	$ 5,391

7. Benefit Plans

The Company's stock option plan reserves 2,925,000 shares of common stock for issuance under the plan. Under the terms of the plan, the exercise price of shares granted may not be less than 85% of the fair market value at the date of the grant. Options granted to directors prior to May 25, 2004, vest one year from the date of grant and are exercisable for nine years thereafter. Options granted to directors on or after May 25, 2004, vest one-third each after 1-3 years. All other options granted vest at a rate of 20% per year, commencing one year after date of grant, and are exercisable during years 2-10. At December 31, 2004, 296,961 shares were available for future option grants. For the years ended December 31, 2004 and 2003, the Company reduced its income tax payable by $476,000 and $409,000, respectively, as a result of nonqualified stock options exercised under the Company's stock option plan. The number and exercise price of options granted were as follows:

	Number Of Shares	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2001	1,654,949	$ 5.01
Granted	–	–
Exercised	(247,598)	3.57
Cancelled	(129,808)	5.20
Outstanding at December 31, 2002	1,277,543	$ 5.33
Granted	56,250	13.53
Exercised	(85,818)	4.69
Cancelled	(20,645)	8.71
Outstanding at December 31, 2003	1,227,330	$ 5.70
Granted	**31,000**	**19.58**
Exercised	**(94,950)**	**4.99**
Cancelled	**(3,600)**	**5.78**
Outstanding at December 31, 2004	**1,159,780**	**$ 6.13**

The weighted-average grant date fair value for options granted during 2004 and 2003 was $9.84 and $6.47, respectively.

The following is a summary of stock options outstanding as of December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2004	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable at December 31, 2004	Weighted Average Exercise Price
2.28 – 3.39	433,725	$ 3.02	2.20	433,725	$ 3.02
4.00 – 5.78	487,305	5.11	4.36	487,305	5.11
8.44 – 12.36	103,500	9.65	6.26	64,350	9.66
13.40 – 20.40	135,250	17.08	7.79	62,050	17.59
Total	1,159,780	$ 6.13		1,047,430	$ 5.26

For purposes of the stock compensation information presented in Note 1, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002
Expected dividend yield	0%	0%	*
Expected volatility	36.70%	37.80%	*
Risk-free interest rate	4.24%	3.73%	*
Expected life	8yrs	8 yrs	*

*The Company granted no options in 2002.

The Company sponsors a defined contribution benefit plan. Employees may make contributions at a minimum of 1% and a maximum of 15% of compensation. The Company may, on a discretionary basis, contribute a Company matching contribution not to exceed 6% of compensation. The Company made matching contributions of $546,000, $585,000 and $535,000 in 2004, 2003 and 2002, respectively.

The Company maintains a discretionary profit sharing bonus plan under which 10% of pre-tax profit at each subsidiary is paid to eligible employees on a quarterly basis. Profit sharing expense was $1,408,000, $2,428,000 and $2,573,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

8. Stockholder Rights Plan

During 1999, the Board of Directors adopted a Stockholder Rights Plan (the "Plan"), which was amended in 2002. Under the Plan, stockholders of record on March 1, 1999, received a dividend of one right per share of the Company's common stock. Stock issued after March 1, 1999, contains a notation incorporating the rights. Each right entitles the holder to purchase one one-thousandth (1/1,000) of a share of Series A Preferred Stock at an exercise price of $90. The rights are traded with the Company's common stock. The rights become exercisable after a person has acquired, or a tender offer is made for, 15% or more of the common stock of the Company. If either of these events occurs, upon exercise the holder (other than a holder owning more than 15% of the outstanding stock) will receive the number of shares of the Company's common stock having a market value equal to two times the exercise price.

The rights may be redeemed by the Company for $0.001 per right until a person or group has acquired 15% of the Company's common stock. The rights expire on August 20, 2012.

9. Contingencies

The Company is subject to claims and legal actions that arise in the ordinary course of business. Management believes that the ultimate liability, if any, will not have a material effect on the Company's results of operations or financial position.

10. Quarterly Results (Unaudited)

The following is a summary of the quarterly results of operations for the years ending December 31, 2004 and 2003:

	Quarter Ending			
	March 31	June 30	September 30	December 31
	(in thousands, except per share data)			
2004				
Net sales	$ 37,494	$ 43,019	$ 47,733	$ 45,021
Gross profit	7,701	6,355	6,094	7,310
Net income	2,337	1,571	1,527	2,086
Earnings per share:				
Basic	0.19	0.13	0.12	0.17
Diluted	0.18	0.12	0.12	0.16

	Quarter Ending			
	March 31	June 30	September 30	December 31
	(in thousands, except per share data)			
2003				
Net sales	$ 32,856	$ 37,222	$ 41,003	$ 37,764
Gross profit	8,697	8,808	9,512	9,232
Net income	3,495	3,357	3,635	3,740
Earnings per share:				
Basic	0.27	0.26	0.29	0.30
Diluted	0.26	0.25	0.27	0.29

List of Subsidiaries

Name	Jurisdiction of Incorporation
AAON, Inc.	Oklahoma
AAON Coil Products, Inc.	Texas
AAON Canada Inc.	Ontario, Canada
AAON Properties Inc.	Ontario, Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 8, 2005, accompanying the consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting included in the Annual Report of AAON, Inc. on Form 10-K for the year ended December 31, 2004. We hereby consent to the incorporation by reference of said reports in the Registration Statement (Post-Effective Amendment No. 2 to Form S-8 (File No. 33-78520)) of AAON, Inc.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
March 11, 2005

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Post-Effective Amendment No. 2 to Form S-8 No. 33-78520) pertaining to the AAON, Inc. 1992 Stock Option Plan, as amended, of our report dated February 6, 2004, with respect to the consolidated financial statements of AAON, Inc. included in the Annual Report (Form 10-K) for the year ended December 31, 2004.

ERNST & YOUNG LLP

Tulsa, Oklahoma
March 11, 2005

CERTIFICATION

I, Norman H. Asbjornson, certify that:

1. I have reviewed this Annual Report on Form 10-K of AAON, Inc.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal controls over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2005

/s/ Norman H. Asbjornson

Norman H. Asbjornson
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Kathy I. Sheffield, certify that:

1. I have reviewed this Annual Report on Form 10-K of AAON, Inc.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal controls over financial re-porting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2005

/s/ Kathy I. Sheffield

Kathy I. Sheffield
Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AAON, Inc. (the "Company"), on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Norman H. Asbjornson, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

March 14, 2005

/s/ Norman H. Asbjornson

Norman H. Asbjornson
Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AAON, Inc. (the "Company"), on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kathy I. Sheffield, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

March 14, 2005

/s/ Kathy I. Sheffield

Kathy I. Sheffield
Chief Financial Officer

Officers



Norman H. Asbjornson has served as *President* and a director of the Company since 1988. Mr. Asbjornson has been in senior management positions in the heating and air conditioning industry for over 40 years.



Kathy I. Sheffield became *Treasurer* of the Company in 1999 and Vice President in June of 2002. Ms. Sheffield previously served as Accounting Manager of the Company from 1988 to 1999.



Robert G. Fergus has served as *Vice President* of the Company since 1988. Mr. Fergus has been in senior management positions in the heating and air conditioning industry for 38 years.



John B. Johnson, Jr. has served as *Secretary* and a director of the Company since 1988. Mr. Johnson is a member of the firm of Johnson, Jones, Dornblaser, Coffman & Shorb, which serves as General Counsel to the Company.

Board of Directors

Jack E. Short was elected to the Board in July 2004 and is the Chairman of the Audit Committee. Mr. Short was employed by PriceWaterhouseCoopers for 29 years and retired as the managing partner of the Oklahoma practice in 2001.

Anthony Pantaleoni has served as a director of the Company since 1989. Mr. Pantaleoni is a partner of Fulbright & Jaworski LLP in New York, New York.

Norman H. Asbjornson
President / CEO

William A. Bowen served as Vice President-Finance of the Company from 1989 to 1999. He previously served as Chairman and CEO of The First National Bank and Trust Company in Tulsa, Oklahoma. He also held senior management positions with Wachovia Bank and Trust Company in North Carolina.

Thomas E. Naugle has served as a director of the Company since 1998. From 1985 to present, Mr. Naugle has served as Chairman of the Board and/or President of Naugle & Co., a company engaged in the business of investments.

Jerry E. Ryan was elected as a director by the Board in 2001. Mr. Ryan serves on the Boards of Directors of Lone Star Technologies of Dallas, Texas and Global Energy Equipment Group, Tulsa, Oklahoma.



John B. Johnson, Jr.
Secretary

Charles C. Stephenson, Jr. has served as a director of the Company since 1996. Mr. Stephenson is Chairman of the Board of Vintage Petroleum, Inc., based in Tulsa, Oklahoma.

Corporate Data

Transfer Agent and Registrar
Progressive Transfer Company
1981 East Murray-Holladay Road, Suite 200
Salt Lake City, Utah 84117

Auditors
Grant Thornton LLP
2431 East 61st Street, Suite 500
Tulsa, OK 74136

General Counsel
Johnson, Jones, Dornblaser, Coffman & Shorb
2200 Bank of America Center
15 West Sixth Street
Tulsa, Oklahoma 74119

Investor Relations
Jerry Levine
105 Creek Side Road
Mt. Kisco, New York 10549
Ph: 914-244-0292
Fax: 914-244-0295
jerry.levine@worldnet.att.net

Executive Offices
2425 South Yukon Avenue
Tulsa, Oklahoma 74107

Common Stock
NASDAQ—AAON

Website Address
www.aaon.com



REZKAR ABDULMAJEED
STEVEN ABEL
SHARRON ABERCROMBIE
CARLOS ACOSTA
MARIA ACOSTA
MARTHA ACOSTA
GARY ADAMS
ISAAC ADERINBOYE
KEVIN ADKINS
ATEF AHMED
SOCORRO ALANIS
IMELDA ALBA
JAMES ALEXANDER
BRENDAN ALLEN
DAVID ALLEN
DONALD ALLEN

JAHANGIA BAHRAM
LAMARCUS BAILEY
LONNIE BAILEY
NOEL BAILEY
ASHLEY BAKER
KOHULAN BALASUBRAMANIAM
STEPHEN BALLARD
LORENZO BARBA
CAROLYN BARBER
RAY BARBER
CANDY BARBOSA
DAVID BARNETT
PEDRO BARRIENTOS
CAROLINA BARRON
ELLA BARRON
ESTHER BARRON

EDGAR BOJ
CHRISTINE BOLDING
JAMES BOND
KAREN BOND
GIANNI BOOTH
LARRY BOSWELL
ROSENDO BOTELLO
MICHAEL BOYEE
LEWIS BOYEE JR
BECKY BOYD
DEMETRIUS BOYD
JOHN BOYD
ROBERT BOYKIN
BRET BRADFORD
MYOSHA BRADLEY
STEVEN BRADLEY

WAYNE BUSH
ERASTO BUSTOS JR
JOHN BUTLER
MARTHA CALDERAS [illegible]
BRIAN CAMP
MARIA CAMPA
NATHAN CAMPBELL
ARTHUR CANDLER
ARTHUR CANDLER
JORGE CARCAMO
FAUSTINO CARDENAS
FERNANDO CARDENAS
MARIA CARDENAS
MARIA GUADALUPE [illegible]
CARL CARPENTER
[illegible] CARTAGENA

[illegible] COBB
KENNETH COCHRAN
KIMSAI COLE
MICKEY COLE
BARBARA COLEMAN
LATOYA COLEMAN
MARY COLEMAN
KATHLEEN COMPTON
DALE [illegible]
JOSEPH CONLEY
JONATHAN CONNELL
GUILLERMINA CONTRERAS
MARK COOK
ROBERT COOK
WILLIAM COOK
[illegible]

KEVIN ALLEN
LANCE ALLEN
MICHAEL ALLEN
TARIK ALSAADI
FELIPE ALVARADO
CARLOS ALVAREZ-VELAZQUEZ
ARNOLDO AMAYA
MICHAEL AMBURGEY
CYNTHIA AMENT
SHAHRAM AMINZADEH
JEHAD AMIREH
FERNANDO ANDALON
LARRY ANDERSON
CHARLES ANDERSON, JR
KENYA ANJORIN
ALFREDO ANTONIO
CHRISTOPHER ARNOLD
GARY ARNOLD
TYRAN ARPS
NORMAN ASBJOHNSON
SCOTT ASBJORNSON
GARY ASHMORE
DWIGHT AUSTIN
ERIC AUSTIN
JUAN AVELAR
JOSEPH AVILA
KELLY BABINEAU
NORA BACKUS
JASWINDER BADESHA
TIMOTHY BAEHLER

MARIA BARRON
CONDRECO BARRIER
MANUEL BARTHOLD
ANDREW BASS
MICHAEL BASS
JUSTIN BATEMAN
JASON BAZAN
DAVID BEASLEY
ELBERT BEASLEY
JOEL BEASLEY
SHANNON BECK
TORREY BELCHER
ANDRES BENITEZ
GUZMAN BENITEZ
MARIA BENITEZ
OFELIA BENITEZ
ISAAC BENN
BONNIE BENSON
IDA BERMUDEZ
VICKIE BERRY
SERGIO BESERRA
THOMAS BIRD
JASON BLACK
JEANNA BLACKFOX
STEVEN BLACKLEDGE
MARIA BLANCO
DAVID BLEVINS
JIMMY BLEVINS
JUSTIN BLEVINS
GENE BOESE

FRED BRAGA
JOSEPH BRAND
CHRISTOPHER BRANTLEY
GLEN BRAUER JR
RAYNOR BRENYON
JEFFREY BRINK
BRANDON BROCKMAN
FRANKLIN BROOKS
MITCHELL BROOKS
PAUL BROOKS
ANTHONY BROWN
BILLY BROWN
DAVID BROWN
DEWAYNE BROWN
PAUL BROWN
RONALD BROWN
TIMEKA BROWN
WENDY BROWN
ROY BROWN, JR
JAMES BRUCE
CHRISTOPHER BRYANT
WILLIAM BRYANT
BANG BUI
BICH BUI
ROBERT BURCH
MONICA BURNS
CHARLES BURRIS
SHANNON BURTCH
DOUGLAS BURTRUM
TINA BUSH

TERRY CARTER
TYSON CARTER
LEON CARTWRIGHT
JACOB CASON
RODRIGO CASTILLO
JOSE CASTRO III
MARIE CAYETANO
MARIA CERDA
SHANE CHAFFEE
MARK CHALMERS
TRACY CHAMBLISS
SERGIO CHARLES
JOSH CHATTILLON
JEANNIE CHAU
ADALBERTO CHAVEZ
GREGORY CHAVEZ
DALE CHERRY
DANIEL CHERRY
KRISTEN CHEVALLIER
RONALD CHISHOLM
SATWINDER CHOHAN
WILLIAM CHRISTOPHER
JEREMY CLARK
JOHN CLARK
MORRIS CLARK
PETER CLARK
RICHARD CLARK
FLOYD CLEGHORN
WILLIAM CLEVELAND
STEVEN COATNEY

CHANDRA COPELAND
ELAINE CORKHILL
ALBERTO CORONA
BLANCA CORONA
HERON CORONA
IGNACIO CORONA
ROBERTO CORONA
EDUARDO CORRALEJO
ROSA CORTEZ
RICHARD COWHEY
BILLY COX
CHRISTINE COX
JERRY COX
JOHN COX
PATRICK COX
ADRIAN CRABTREE
RICHARD CRAITE
STEVEN CRASE
KERMIT CRAWFORD
DEVIN CREECH
MIKEL CREWS
CLARK CROSBY JR
DARRELL CROW
WILLIAM CRUMP
CAROLYN CRUTCHFIELD
VICTORY CULLOM II
ROBERT CUMMINGS
GENE CURTIS
BOGDAN CZEMIAWSKI
NICK DABIJA

CHANH DANG
LIEN DANG
JEFF DANIEL, JR.
GWENDOLYN DANIELS
JOHN DANIELS
NATALYA DANIL CHENKO
ALEKSFY DANIL'CHENKO
JERRY DARDEN
LORETTA DARLING
ANDREA DAVIS
ANGELA DAVIS
ANTHONY DAVIS
CAROLYN DAVIS
GERRY DAVIS
JERRY DAVIS
JOHNNY DAVIS
LACY DAVIS
MOTY DAVIS
RICHARD DAVIS
OTILIA DE JONES
RUSSELL DEANE
GWENDOLYN DECKARD
BOBBY DEGRAFFENREID
AMBER DELANCY
ISMAEL DELAPAZ

WILLIAM EKLUND
BETTY ELI
KEVIN ELLINGTON
EARL ELLIOTT
TINISHA ENGLISH
STEPHEN ENSMINGER
CARMEN ESCOBEDO
JOSE ESCOBEDO
EARL ESTEP
STEPHEN ETTER
GILDA ETUMUDOR
BARRON EUBANKS
GREGORY EUBANKS
JOSE FELICIANO
JOSE FELIX-GALVAN
ROBERT FERGUS
ELIZABETH FERGUSON
PEDRO FERNANDEZ
RICARDO FERNANDEZ
NICK FERRARO
MARIA FERRER
ANDREW FINCH
STERLYN FINCH
BRUCE FISHER
LACRETIA FISHER

BRAD FYFFE
RANULFO GALICIA
YOLANDA GALVAN
ANGEL GALVEZ
FRANCISCO GAMEZ
EVERARDO GARAY
ALEJANDRO GARCIA
JOSE GARCIA
WILSON GARCIA
LATOYA GARDNER
LATHAN GARRETT
CARLOS GARZA
RALPH GASAWAY
STEVE GEARY
JAMES GEORGE
MITCHELL GEORGE
CELESTER GERMAN
AMRIK GILL
JORAWAR GILL
SATINDER GILL
DERRICK GILLIS
EMMETT GOINS
HENRY GOLDSTON
LARRY GOLETTO
HECTOR GOMEZ

JOSH GUITAR
REMIA GUTHERY
MANUEL GUTIEREZ
ISAAC GUTIERREZ
JUAN GUTIERREZ
RAQUEL GUTIERREZ
NANCY HACKNEY
JOE HAGGERTY
TERRY HAIR
EDMUND HALE, SR.
JOSHUA HALFPAP
JACK HALL
KELLY HALL
MARCUS HALL
ROBERT HALL
STEPHEN HALL
ROBERT HALTON
OTIS HAMILTON
ROY HAMILTON
SCOTT HAMILTON
CHASE HAMMONTREE
SAM HAMMOUD
DONALD HARDEN
CARMEKA HARDING
KENNY HARRIS

POLLY HOBBS
FREDDERICK HODGE
SANDRA HOFFMAN
JAMES HOLLINGSWORTH
LORETTA HOLLINS
BILLY HOLLOWAY
DONNA HOLLOWAY
MICAH HOLT
TIM HOLT
LAWRENCE HONEL
LOUIS HOOVER
STEPHEN HOOVER
SAMANTHA HOPKINS
CHRISTOPHER HORAK
TERRI HORN
WILBURN HORNER, JR
DANIEL HORRELL
JOSHUA HORST
STANLEY HORTON
JERRY HOUSTON
DAVID HOWARD
LARRY HOWARD
CLARENCE HUBBELL
LYDIA HUDSON
DAVID HUERTA



EVA DELATORRE
ALVARO DELEON
JUANA DELOBO
RAQUEL DELUNA
JATINDER DEOL
SURJIT DEOL
EUFEMIO DEPAZ
AL DESSESAURE
AUDENCIA DEVILLA
CHARLES DEWEESE
HOMER DODD
RICKEY DODSON
MARTIN DOMINGUEZ
WILBER DOMINGUEZ
SEAN DONALD
HAROLD DOUGLAS
ERIC DOWNING
WAYNE DOYLE
EMIL DRAGNEV
CRAIG DUKE
LINDA DUNEC
BUDDY DUNN
ISAAC DUNPHY
JASON DUNPHY
RALPH DURBIN
RANDY DWIGGINS
JERRY EARLEY, JR.
WENDELL EASILEY
CATHY EASLEY
RICKEY EDWARDS

WILLIE FITZPATRICK, JR
ANTHONY FIZER
BOBBY FLEMING
TERRA FLETCHER
COPOTENIA FLETCHER, JR.
BERTHA FLORES
EFIGENIA FLORES
JUANA FLORES
LAURA FLORES
ZENAYDA FLORES
RUBY FLOYD
RUDY FOGLE
KENNETH FONTENOT
SHARON FONTENOT
SHEILA FORREST
CHRISTOPHER FOSTER
FREDERICK FOSTER
LORETTA FOWLKES
KENNETH FOYIL
PHILLIP FRANK
COREY FRANKLIN
WARREN FRANKLIN
JERRY FRANKS
REVONDA FRANKS
KIMBERLY FRAZIER
GARY FREDERIKSEN, JR.
GARY FREELS
GARY FRENCH
CLINT FRIAR
ELBERT FULLER

HUMBERTO GOMEZ
JORGE GOMEZ
JUAN GOMEZ
ADRIAN GONZALEZ
FELIPE GONZALEZ
MANUEL GONZALEZ
MARISELA GONZALEZ
MARTIN GONZALEZ
ROXANA GONZALEZ
TOMMIE GOODIN
BARRY GOODSON
PERRY GORDON
JOHN GORRELL, SR.
BUENAS GRANADOS
JOSE GRANADOS
JACK GRAVELIE
ZAINAB GRAVES
RODERICK GRAYSON
ANGELIA GREEN
DAPHINE GREEN
DERRICK GREEN
JAMES GREEN
JESSE GREEN, JR.
ROBERT GREER
JAMES GREGG
GUADALUPE GRIMALDO
RONALD GRIMES
ALVIN GUAJARDO
VENIAMIN GUDOSHNIKOV
AUGUSTO GUILLERMO

STACEY HARRIS
DONALD HATLEY
TERRY HAWKINS
JOHN HAWLEY, JR.
JOE HAYS
ROBERT HEARD
THEODORE HEATH
TIM HEFFLIN
ANTON HELM
DANIEL HENDERSON
MIKE HENSLEY
PHILLIP HERI
ARMANDO HERNANDEZ
EDGAR HERNANDEZ
EDUARDO HERNANDEZ
FRANCISCO D. HERNANDEZ
FRANCISCO D. HERNANDEZ
JOSE HERNANDEZ
LUIS HERNANDEZ
MARIA HERNANDEZ
MARIANO HERNANDEZ
MAYTE HERNANDEZ
MARCOS HERRERA
TAKEO HIGA
BRENDA HIGGINS
DEWAYNE HIGHTOWER
PAUL HILL
RONALD HILL
BRAD HINDMAN
TYSON HINTHER

LARRY HUFFMAN
BILLY HUGHART
JIMMY HUGHES
ROBERT HUGHES
BRENDA HURTADO
RONALD HUTCHCRAFT
GARY HUTCHINS
SAMUEL INGRAM
FIRDOUS IRANI
TIM IRWIN
BELINDA JACKSON
DANIEL JACKSON
DJUAN JACKSON
GEORGE JACKSON
JEFF JACKSON
MAVIS JACKSON, JR.
JORGE JAMAICA
JOSE JAMAICA
JULIO JAMAICA
MCKINLEY JAMES
TAKETHA JAMES
BEVERLY JENKINS
JUSTINE JENKINS
PHILLIP JENKINS
JASON JEWELL
SANGARAPILLAI JEYAKUMARAN
GENEILE JIMBOY
FELIX JIMENEZ
GUADALUPE JIMENEZ
J. ROSARIO JIMENEZ










VINCENT JIMENEZ
KAREN JOBE
VICTOR JOHN
ED JOHNSON
LEROY JOHNSON
REGINALD JOHNSON
REX JOHNSON
RICHARD JOHNSON
TERRY JOHNSON
PETE JOHNSON, JR
ANGEL JONES
ANTONIO JONES
DEBORAH JONES
KELLI JONES
LISA JONES
ROSE JONES
SANDRA JONES
TIFFANY JONES
RONALD JORDAN
JAIME JUAREZ
RICHARD KEATON
STEVEN KEELING
AARON KELLY
SHARON KELLY
GREGG KENNEDY
SING KEOPHITSLNE
TRENT KEPLINGER
IBRAHIM KHIDIR
KIRK KHILLINGS
ALAN KILGORE
BOBBY KILGORE
LORI KING
RUSSELL KING
STEPHEN KINSEY
ALEKSANDR KIRYUKHIN
ALOYCE KIWIA
DAVID KNEBEL
ROBERT KNUTH
JOHN KOEPKER
RAYMOND KOLLOCK
ANATOLI KONOVALCHUK
JAMES KOSS
DANIEL KRAFT
MIKHAIL KRUPENYA
KARL KUEHNEMANN
KENNY LAFAYETTE
JEANETTE LAIRE
RENATO LALATA
LEE LAMB
JOSH LAMBERT
DEBORAH LANE
JOEY LANKFORD
JEREMY LANDY
GLEN LATHAN
JEFFREY LAWSON
RICHARD LAWSON
RONALD LAWSON
DAVID LAYSON
CYNTHIA LEE
JACQUELINE LEE
QUENTIN LEE
RHONDA LEE
MATTHEW LEEPER
PETER LEININGER
TIMOTHY LENARD
PATRICIA LENNOX
HUGO LEPMA
RONALD LESTER
KEVIN LEWIS

MICHAEL LEWIS
GILBERTO LEYVA
PING LIN
JERRY LINCOLN
JAMES LINWOOD
ELIZABETH LISCANO
JARED LITTLEJOHN
SAMUEL LOCKRIDGE
WILLIAM LOFTIN
FRANKLIN LOGAN, JR
DANNY LONGORIA
JORGE LOPEZ
MARGARITO LOPEZ
MARIO LOPEZ
THOMAS LOPEZ
RUFINO LOPEZ, JR
TOMMIE LOVE
VINCENT LOWE
PAUL LOWERY
ROSALIA LOZA
DIANA LOZOYA
LORENA LOZOYA
ANDREA LUECK
MARIANA LUNA
WILLIE LYNCH
ADAN MACARIO
GREGORY MACK
DON MAUFWELL
JUSTIN MAINUS
BARBARA MALONE
CARLOS MALONE
KENNETH MANN
CHRISTOPHER MANSON
MARIA MANZO MEJIA
WILLIAM MARKWARDT
ANA MARROQUIN
ECO MARSHALL
JAMIE MARTIN
THOMAS MARTIN
ADRIAN MARTINEZ
DANILO MARTINEZ
FRANCISCO MARTINEZ
JAVIER MARTINEZ
JOSE MARTINEZ
JUAN A. MARTINEZ
JUAN J. MARTINEZ
KAREN MARTINEZ
PAUL MARTINEZ
ROBERTO MARTINEZ
RUTH MARTINEZ
BEVERLEY MASON
JAMES MASON
JERRY MASON
BILLY MASSEY
JONATHAN MASSINGILL
ARTURO MATUL
RON MAUCH
KEVIN MAXWELL
NATHANEAL MAYER
TYSON MAYFIELD
VLADO MAZILICA
GINA MEANS
ARTURO MEDINA
JIMMY MEKSAVANH
JAMES MELDA
JESUS MELENDEZ
JOSE MELENDEZ
MANUEL MELENDEZ-HERNANDEZ
JABR MELHAM

HERNAN MEMBRILA
KEVIN MENDENHALL
FERNANDO MENDEZ
IRMA MERCADO
AUBREY METCALF, JR
VIVIAN MEYER
DALE MICHELSON
RONALD MIKEL
RUSSELL MILE
RANULFA MILIAN
CHRIS MILLER
BRIAN MINGLE
ANTHONY MITCHELL
DOUGLAS MITCHELL
JAY MOLLISETTE
IRMA MOGUEL
HESHMATOLLAH MOHAMMADALIZADEH
MOHAMMAD MOHAMMADI
JOSE A. MOLINA
JOSE M. MOLINA
JOSE MOLINA, JR
STEVEN MOLSTER
JOSHUA MOLT
LUKE MOMODU
ABUEDE MOMODU, JR
JOSE MONREAL
MARCEL MONTGOMERY
JOEL MOORE
MARC MOORE
MARIA MOORE
MICHAEL MOORE
TONY MOORE
TROY MOORE
WILLIAM MOORE
JOSE MORALES
TONY MOREHEAD
DAVID MORELAND
ANTHONY MORGAN
EVAN MORGAN
MATTHEW MORGAN
ANSEL MORROW
JUSTIN MORROW
MARCUS MORROW
CLAYTON MOTH
JOSE MUNIZ, JR
ALEKSEY MURASHOV
EDUARDO MURILLO
JOHNNY MUSGRAVE
JUNE MUSGRAVE
DAVID MYERS
DEBORAH McATEER
TINA McBEATH
CHRISTOPHER McCLAIN
DORIS McCLOUD
ROY McCONNELL
RAY McCORMICK
DEBRA McCOWAN
KEVIN McCOWAN
SHAWN McCRARY
KATHY McCULLOCH
FLORENCE McDANIEL
WILLIAM McDAVID
JAMES McELROY
GERALD McFADDEN
DEBORAH McFARLIN
ANTONIO McGILBRA
COJUANTE McKISSICK
DOMINGO McKNIGHT
RAYMOND McLAUCHLIN

GEORGIE McNAC
ASAD NAKHAEI
VINCENT NASH
ATTAR NASHWAN
MARIA NAVA
MARTIN NAVA
YOUNUS NAZMI
NATALIE NELSON
NATHANIEL NELSON
RONALD NELSON
WILLIAM NELSON, III
PEDRO NEVAREZ
NIKKI NEWSOME
DUNG NGUYEN
THANH NGUYEN
THO NGUYEN
YIEN NGUYEN
TUAN NGUYEN
GAOXIA NI
NITA NICHOLS
VINCENT NICHOLS
DERRICK NICKLEBERRY
HANK NOESKE
JERRY NOLAN
ABDOLHOSSEIN NOORI
MATTHEW NORRIS
CATHERINE NORTON
DEBRA NOTHNAGEL
JAMES O'NEILL, JR
JAMES O'NEILL, SR
GREGORY ODOM
ALEXANDER OFOSU
LEE OLIVER, JR
ANTHONY OLIVERAS
ERIC OLSON
JOSE OLVERA
MARGARITO OLVERA RUIZ
GERRIN ORANGE
JUAN ORELLANA
JUVENTINO ORNELAS, JR
LETICIA ORONA
JOAQUIN OROPEZA
ADAN ORTIZ
JOSE A. ORTIZ
JOSE M. ORTIZ
DAVID OSBORNE
FERNANDO PACHECO
GUILLERMO PACHECO
LUIS PACHECO
MICHAEL B. PAGE
MICHAEL P. PAGE
EDMUNDO PAIZ
JOE PALOMINO
STEPHEN PARGETER
SAUL PARRA
LUCAS PARRISH
JAMES PARRO
MARCUS PARTEE
OSCAR PARTNER
CORRY PATTERSON
JEFFERY PATTY
VADEN PAULSEN
ARTHUR PEARSON
KIMBERLY PEEKS
KARMEN PELHAM
ENRIQUE PENA
CHRIS PENCZAK
VLADIMIR PENIAZ
SERGIO PERALTA

CESAR PEREZ
JUANA PEREZ
MARIA PEREZ
SERGIO PEREZ
JOSEPH PERKINS
DANIEL PEURIFOY
LOUIS PHILLIPS
KEITH PHIPPS
JEFF PICKERING
SONYA PICKETT
REBECCA PIERCE
JOSE PINEDA
KOSTA PIRUZESKI
CLIFFORD PITCHFORD
PHILLIP PITTMAN
KEVIN PITTSER
CARL PLYLEY
MICHAEL POGUE
BASANT POKHREL
RENU POKHREL
CHERRY PORTLEY
OSCAR POUND
ARDESHIR POUR ARYAN
PHILLIP POWELL
RUDY POWELL
GREG POWERS
JEFFERY POWERS
JOSE PRADO
PATRICIA PRITCHETT
TANISHA PRITCHETT
FRANKIE PRIVOTT
OLEKSANDR PRYLUTSKYY
ALMA PUGA
DAVID QUANG
VAN DIDAN QUANG
JESUS QUINONES
LUIS QUINONES
JOHN QUINTON
ANDY RAJKOVIC
ASUNCION RAMIREZ
MARTIN RAMIREZ
OLIVIA RAMIREZ
JOSE RAMON
ROBERT RATLIFF
TERRY RATZLOFF
ROBERT RAYNO
CURTIS RAYON
SANDRA READER
DIEGO REBOLLAR
FLOR REBOLLAR
ANTONIO REBOLLOSO
ANTHONY REED
JAMES REED
LYNN REED
FREEMAN REED, JR.
MARGARET REEVES
HEATHER REINERT
EVERETT REITZ
DIXIE REMY
DAVID RENEAU
SVYATOSLAV RESHETOV
ERIC REYNA
PAUL RHEA
IRALENE RICHARDSON
MILDRED RICHARDSON
SYLVESTER RICHARDSON
ANGELA RIDEOUT
NORBEY RINCON
STEPHEN RISER

TONY RISER
JAMES RITCHIE
JESUS RIVAS
FRANCISCO RIVERA
LAURA ROBERSON
PHILLIP ROBERTSON, JR.
ANN ROBINSON
BENTON ROBINSON
JAMES ROBINSON
MICHAEL ROBINSON
TIM ROBINSON
JEFF ROBISON
MARIA ROBLES
KENYAN RODGERS
VOLODYMYR RODOVNSKY
RONALD RODRIGUE
DIANA RODRIGUEZ
GILBERTO RODRIGUEZ
HECTOR RODRIGUEZ
MARIA RODRIGUEZ
MARICRUZ RODRIGUEZ
PETRA RODRIGUEZ
RODRIGO RODRIGUEZ
SANDRA RODRIGUEZ
TERESA RODRIGUEZ
MARIA RODRIQUEZ
RAYMOND ROETTGER
DON ROGERS
GONZALO ROJAS
JUAN ROJAS
LIDIA ROJAS
NELSON ROJAS
BRIAN ROLAND
JAMES ROLLAND
JEFF ROLLINS
VIOLA ROLLINS
TERRY ROMBACH
ROBERT ROMO
JOHN ROSS
VIATHISLAV ROUDNITSKI
JOHN ROUGH
FELIX RUBIO
ARKADI RUDNIZKY
RONALD RUENGERT
CRESCENCIO RUIZ RODRIGUEZ
AVA RUSSELL
DERRICK RUTH
NICK SABETTI
DARRIN SAGE
NARINDER SAHOTA
JOSEFINA SALDANA
JESUS SALDIVAR
JOSE SALDIVAR
MARIA SALDIVAR
MIGUEL SALDIVAR
VICTOR SALDIVAR
DAVID SAMPLES
BETTY SANCHEZ
ESTEVAN SANCHEZ
EVA SANCHEZ
FRANCISCA SANCHEZ

JOSE SANCHEZ
ALICIA SANDERS
HANREK SANDHU
MICHAEL SANDOR, JR.
PEDRO SANTILLAN
DAVID SAPICO
DAVID SARANT
GALINA SAVINA
ERICK SAWYER
WILLIAM SCHAROSCH
ROBERT SCHLACHTER
ROBERT SCHOOLEY
RUSSELL SCHOONOVER
DWAYNE SCHWARTZ
ROSMOND SCOTT
VIVIAN SCROGGINS
KENNETH SEARCY
JOSEPH SEHION
MARC SEIP
EFRAIN SERRANO
HUGHGO SEWELL
ALEXSANDR SHAPOVALOV
NATALYA SHAPOVALOVA
FRANKIE SHARPE
GREGORY SHAW
STEVEN SHAW
THOMAS SHAW
KATHY SHEFFIELD
STEPHANIE SHELL
GILBERT SHELTON
KATHLEEN SHEPARD
DARRELL SHEPHERD
BARBARA SHIPMAN
CONSUELA SHORE
ASLAM SIDDIQUI
NELSON SIERRA
OTT SILUANGKHOT
VIENCHA SIMMALAVONG
LAWRENCE SIMMONS, JR.
PATRICK SIMPSON
KULWINDER SINGH
RONALD SISNEROS
MICHAEL SKINNER
ANDRE SLESICKI
JOHN SLINKER
LARRY SLONE
BRETT SMITH
GARY SMITH
MARCELL SMITH
RENALDO SMITH
RICARDO SMITH
RYAN SMITH
SWEETIE SMITH
TRAVIS SMITH
MORICE SMITH, JR.
MIKE SNOBLE
DENNIS SNOW
MONY SO
JULIO SOBERANIS
MALCOLM SOLES
FERNANDO SOLIS

NEMISIA SOLIS
KHAMPHORDY SOUPHOMMANYCHANH
KEVIN SOUVANNASING
BRAD SOWELL
DAVID SOWELL
ELDA SPEARS
SUSAN SPENCER
MICHAEL SPORTEL
RICHARD SPROWLES
ANTWOINE SPRUILLE
ANITA STAIR
BONNIE STANDRIDGE
LAWANA STANE
SONDRA STANSELL
LARRY STANTON
MICHAEL STAPLETON
JOSHUA STARKS
TRISTAN STAUFFER
GLENN STEFFY
BERT STEPHENS
MICKEAL STEVENSON
JESSICA STEWART
TOMMY STEWART
JOHN STINSON
BRENT STOCKTON
RUSSELL STONER
CAMERON STRANGE
CHRISTA STRASBOURG
DEBRA STRASBOURG
MICHAEL STRAUB
BILLY STRENGTH
DELMER SWARER
GARY SWARER
W SYED
ERIC SYPERT
JAMES TABER
JIMMY TALBOT
JESUS TAPIA
JOE TART
TENNA TATUM
BENJAMIN TAYLOR
CHARLES TAYLOR
JEFF TAYLOR
KEVIN TEAKELL
ROBERT TEIS
CHANSARIK TEM
BRYAN TEMPLETON
CLIFFORD TERRELL
SAMUEL THETFORD
LEE THOMAS
CHARLES THOMASON
MARK THOMPSON
STEPHON THOMPSON
LARRY THROCKMORTON
JOEL TIBBETS
SOVANIOD TIEM
FREDELL TIGER
ROBERT TITSWORTH, JR.
WILLIAM TOBAR
LAMARCUS TODD
CHRISTOPHER TOLES

JOSE TOSCANO
CREMERIS TOWNS
DAVID TOWNSEND
DANH TRAN
HA TRAN
HAI TRAN
PETER TRAN
QUAN TRAN
UT TRAN
LINDA TREADWELL
CHARLES TREMBLAY
MARTIN TREVINO-SALDANA
ROY TREVOR
HA TRINH
ROSA TRUJILLO
JOSEPH TUBBS
STEVE TULLOCH
PAUL TURBE
JOSH TUTTLE
PHYLLIS TYISKA
JAMES TYO
PERNELL UNDERWOOD
MARIA URQUIZA
YADIRA URQUIZA
ANTHONY UTLEY
ALFREDO VALDEZ
RODOLFO VALEZ
JOHN VANNESS
FELIPE VASQUEZ
HECTOR VASQUEZ
ANTONIO VASQUEZ-REYES
DEBORAH VAUGHT
SHERRY VAUGHT
VICTOR VEGA
ANTONIO VELASCO
ANGEL VENEGAS
SALOME VERA
RENE VERASTEGUI
LAURA VERGARA
JAMES VERHAMME
JUAN VIDALES
SEGUNDO VIGIL
EFFRAIN VILLA
ROSALBA VILLAGRANA
RAMON VILLALOBOS-CALDERON
CUONG VO
SUONG VO
TONG VO
DANY VONGPRANY
LINH VU
STEPHEN WAKEFIELD
CARL WALKER
GENE WALKER
RODERICK WALKER
WILLIAM WALKER
MARK WALKUP
GARY WALLACE
STACEY WALTERS
YAN WANG
GAYLE WARD
PERRY WARNER

SHAHAB WARSI
DONALD WASHINGTON
SAM WASHINGTON
VIELKA WASHINGTON
GERALDINE WATSON
JOHN WATTS
DEMETRIA WEBB
ANTHONY WELCH
CLARENCE WELDON
DERRICK WELLSLEY
SUSAN WERNER
CAROLYN WESLEY
SHARON WEST
DIANA WHEELER
DEBORAH WHITAKER
HARVEY WHITAKER
TIMOTHY WHITE
RYAN WHITTAKER
RANDY WHITTEN
TIMOTHY WHITTEN
STEVEN WHORTON
JACKIE WILES
JERRY WILES
DONNA WILLIAMS
GLORIA WILLIAMS
ROBERT WILLIAMS
ROBERT WILLIAMS
JAMES WILLIAMSON
PAUL WILLS
CHARLES WILSON
JAMES WILSON
JEREMIAH WILSON
THOMAS WIND
JIM WINGFIELD
THOMAS WINGO
WANDA WINKFIELD
MICAH WISDOM
EDWARD WOFFORD
CURTIS WOLF
GREG WOLF
SAM WOOD
HOWARD WOODARD
JIM WYRICK
LINDA WYRICK
ECTOR YANCEY, JR.
VENTURA YBARRA
CURTIS YORK
KATHRYN YOUNG
MARC YOUNG
DINAH YOUNGBLOOD
TRINIGUA ZACHARY
NIKOLAY ZAGORODNIY
AURORA ZAVALETA
JOHN ZENTER
JUAN ZERMENO
VIRGINIA ZERMENO













AAON, Inc.
2425 South Yukon Avenue
Tulsa, Oklahoma 74107
(918) 583-2266
Fax: (918) 583-6094



AAON Coil Products, Inc.
203 Gum Springs Road
Longview, Texas 75602
(903) 236-4403
Fax: (903) 236-4463

www.aaon.com